Form 10-K, Exhibit 13
period 1995-06-30
TWIN DISC INC
filed 1995-09-28
CIK 100378

                               EXHIBIT 13

FINANCIAL HIGHLIGHTS
                                               1995       1994       1993
Net Sales                                    $164,232   $141,193   $139,403
Earnings Before Accounting Changes              5,672      4,389      2,662
Earnings Per Share Before Accounting
  Changes                                        2.03       1.57        .95
Dividends Per Share                               .70        .70        .70
Average Shares Outstanding For The Year     2,790,111  2,799,390  2,799,603

Sales and Earnings by Quarter
1995                    1st Qtr.   2nd Qtr.   3rd Qtr.   4th Qtr.    Year
Net Sales               $31,600    $41,102    $42,946    $48,584   $164,232
Gross Profit              6,444      9,246      9,502     11,154     36,346
Net Earnings                183      1,384      1,405      2,700      5,672
Net Earnings Per Share      .07        .49        .50        .97       2.03
Dividends Per Share        .175       .175       .175       .175        .70
Stock Price Range:
  High                   24 1/4     23 5/8     21 1/4     25             25
  Low                    19 3/8     17         18 3/8     21 3/8         17

Sales and Earnings by Quarter
1994                    1st Qtr.   2nd Qtr.   3rd Qtr.   4th Qtr.    Year
Net Sales               $30,355    $35,667    $34,147    $41,024   $141,193
Gross Profit              4,476      7,064      7,503      8,746     27,789
Net Earnings(Loss)         (223)       763        942      2,907      4,389
Net Earnings(Loss)
  Per Share                (.08)       .27        .34       1.04       1.57
Dividends Per Share        .175       .175       .175       .175        .70
Stock Price Range:
  High                   20 1/8     20 1/8     21 1/4     20 1/2     21 1/4
  Low                    16 7/8     19         18 3/4     19 1/8     16 7/8


The 1993 Earnings are from operations and are stated before the cumulative effect of adopting SFAS 106 and 109. The net cumulative effect of adopting those standards was a charge of $14.44 million, or $5.16 per share.

Based on average shares outstanding for the period.

In thousands of dollars except per share and stock price range statistics.
                                  (1)

Management's Discussion and Analysis of
Financial Condition and Results of Operations


RESULTS OF OPERATIONS
NET SALES, NEW ORDERS AND BACKLOG

After two years of relatively flat growth, sales increased substantially in 1995. During the recovery period, the extent and timing of demand increases varied by market with a strong, general improvement in the marine markets not occurring until 1995. The favorable three year order rate and backlog trends also showed sharp improvement in the year just completed.

Net sales for 1995 were $164 million, an increase of 16 percent over the $141 million reported in 1994, and 18 percent above the $139 million in 1993. For several years there was modest demand improvement in diverse markets which provided for some overall improvement in sales volume. Consolidated sales increased slightly in 1994 primarily due to increased demand on our Belgian plant. Shipments from domestic manufacturing operations were down 3 percent in that year as the result of reduced demand for power take-offs and higher horsepower marine transmissions and the transfer of the responsibility for mobile torque converter production to Belgium. In that same year, shipments from Europe increased sharply as a result of the new torque converter production, enhanced by improved demand from the light construction equipment market, and the beginning of recovery in the pleasure craft marine market. The recovery expanded in 1995 with the pleasure craft and commercial marine, light construction equipment, agricultural tractor, and specialty vehicle markets all providing support for domestic and European volume increases of about 12 percent.

Shipments from our overseas marketing subsidiaries in 1994 were about equal to the previous year but increased by about 8 percent in the year just completed. Sales gains were realized in Arneson surface drives and higher-horsepower marine transmissions for the Australian fish boat market. And there was continuing improvement in the volume of transmissions sold through our South African subsidiary to the agricultural tractor market.

The backlog of orders to be shipped within the following six months, has been on an improving trend the past several years, but until fiscal 1995 the improvement had been modest and uneven from quarter to quarter. During fiscal 1995, the 53 percent improvement from $47 million to $72 million was continuous and strong. Order rates improved steadily throughout the year.

For several years through fiscal 1994, the fluctuation in foreign currency exchange rates had little impact on the dollar sales. However, in fiscal 1995 the dollar weakened significantly against most of the currencies in which we operate, most notably about 15 percent against European currencies. That decline in the dollar's value helped boost reported sales and accounted for about one-half of the sales increase in 1995. On the other hand, it also made selling into certain areas difficult and depressed profit margins at our Belgian operation. Price increases, which were implemented selectively in each year, had the effect of increasing revenues overall by a rate slightly greater than the rate of inflation.

MARGINS, COSTS AND EXPENSES

From 1992 through 1994, with most markets relatively weak, our sales remained flat and we concentrated on improving profitability at that level of business. There have been continuing efforts to adjust manpower requirements and to restructure manufacturing facilities to establish a foundation for more efficient operations. Temporary reductions in our domestic work force in 1993 were made permanent in early 1994 with a voluntary separation program.
Related to that action and to some delays experienced in completing the scheduled plant rearrangement, productivity and gross margins were adversely affected through much of the fiscal year.
                                    (19)

However, there was a slight improvement in the consolidated gross margin in 1994 as a result of cost reduction action, productivity improvements, and volume increases at our Belgian operation. Steps were taken there in 1993 to reduce manpower and improve productivity, with the result of being well positioned to take advantage of the 1994 volume increase. The gross margin increased by more than 2 percentage points in 1995, caused primarily by the increased domestic sales volume. There also was further improvement in margins in Belgium in 1995, but not as great as indicated by the volume increase due to the drop in value of the U.S. dollar. The weak dollar put pressure on profit margins since much of their incremental demand was in dollar denominated sales. Fortunately, our Belgian employees were able to generate greater productivity to offset some of the margin loss.

Marketing, engineering, and administrative (MEA)expenses increased slightly in 1994 with the addition of a full fiscal year of expense from Southern Diesel Systems. In 1995, the MEA expenses increased by almost 16 percent but remained constant as a percent of sales. Principal components of the increase were computer leasing and training costs associated with the phase-in of new business systems, weakness of the dollar exchange rates, and expenses associated with domestic operational changes.

INTEREST, TAXES AND NET EARNINGS

Interest rates changed little between 1993 and 1994, but interest expense declined since a higher proportion of borrowings were made at the lower rates prevailing in the United States. The year-end borrowings were lower, but average debt outstanding during the year was about the same as in 1993. The effective income tax rate of 12 percent in 1994 was well below normal and resulted from the utilization of foreign tax credit carryforwards to offset the domestic tax liability.

Interest expense increased significantly in 1995 as a result of both higher bank rates and greater domestic borrowings. The incremental debt was related to the business acquisition made early in the fiscal year. The effective income tax rate returned to a more normal range in 1995 but was still somewhat below historical figures as we again were able to utilize a small amount of foreign tax credit carryforwards. The realization of additional benefits from foreign tax credits depends, in part, on the results of domestic operations and cannot be determined accurately at this time.

ACCOUNTING CHANGES

As of the beginning of fiscal year 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Accounting for Postretirement Benefits Other Than Pensions" and SFAS 109, "Accounting for Income Taxes".
The net cumulative effect of these accounting changes as of July 1, 1992, and as included in the 1993 first quarter results, was $14.4 million. The SFAS 106 charge of $15.5 million was offset by $1.1 million, the favorable impact of SFAS 109. The expense recognized upon the adoption of SFAS 106 related to the Company's election to immediately expense the transition obligation rather than amortize it over future periods. The income tax benefit relating to the adoption of SFAS 109 is attributable to tax rate differences and the recognition of alternative minimum tax credit carryforwards.

In connection with the adoption of SFAS 106, there were certain changes made to Company pension plans to provide future retirees the means to purchase health insurance made available through the Company. The cost of the plan improvement is currently about $1.2 million pretax per year and is included in operating costs.
                                    (20)

ACQUISITIONS AND DIVESTITURES

The purchase of a minority interest in Palmer Johnson Distributors, LLC, was completed on July 1, 1994. The limited liability company was established to operate one of Twin Disc's independent distributors in the Midwest. It operates with the same management as the predecessor organization and is accounted for by the equity method. An operating agreement signed in connection with the investment provides Twin Disc the potential for expanding its investment in the future.

In May 1995, Twin Disc purchased the stock of Marine Diffusion, SRL, an Italian company active in the distribution of the Arneson surface drive. The company, renamed Twin Disc Italia S.R.L., will provide sales and service for the full range of Twin Disc products and improve product visibility and service capability for our European customers.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operating activities in 1994 increased to $7.1 million, primarily as a result of improved earnings and inventory reduction. Cash also was generated through the sale of unused machine tools from the domestic operation. Those cash flows more than covered equipment purchases, dividends, and payments on long-term debt. Operating cash flows for 1995 increased to $7.6 million with some working capital increases, primarily inventory, partially offsetting the cash flow generated by improved net earnings. The operating cash flows and $1.4 million of net additional borrowings provided funds to invest in business acquisitions, purchase capital equipment and pay dividends. Fixed asset purchases in both years were less than depreciation. We will continue to make the changes necessary to enhance our manufacturing capability but expect to be able to support our current products with capital spending about equal to depreciation.

The current ratio at June 30, 1995 remained at 2.5, the same as at the previous two year-ends. Working capital increased by $6 million in 1995, generally reflecting the funds required to support the higher sales volume.

Accounts receivable average days outstanding continued a downward trend of the past few years improving modestly to 54 days at the end of 1995. However, the collection period is still somewhat higher than historical lows of about 50 days. Inventories increased at both domestic and overseas manufacturing operations as a result of the higher sales volume and exchange rate changes, but was stable or declined at the marketing subsidiaries. There was a small improvement in inventory turnover, but we continue to focus efforts on converting more of this major asset to cash.

The Company is involved in various stages of investigation relative to hazardous waste sites on the United States EPA National Priorities List. It is not possible at this time to determine the ultimate outcome of those matters, but, as discussed further in Footnote P to the audited financial statements, they are not expected to materially affect the Company's operations or financial position. The Company believes the capital resources available in the form of existing cash, lines of credit and funds provided by operations will be adequate to meet anticipated requirements for capital expenditures and other foreseeable business requirements in the future.
                                    (21)

TWIN DISC, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
JUNE 30, 1995 and 1994
                (In thousands)                     1995          1994
                                                   ----          ----
ASSETS
Current assets:
  Cash and cash equivalents                     $  3,741      $  4,166
  Trade accounts receivable, net                  29,247        25,682
  Inventories                                     47,157        41,569
  Deferred income taxes                            3,865         4,511
  Other                                            6,480         4,482
                                                 -------       -------
        Total current assets                      90,490        80,410

Property, plant and equipment, net                37,348        36,676
Investment in affiliates                          14,249         9,569
Deferred income taxes                              4,119         4,584
Intangible pension asset                           8,293         9,606
Other assets                                       3,802         3,071
                                                 -------       -------
                                                $158,301      $143,916
                                                 -------       -------
                                                 -------       -------
LIABILITIES and SHAREHOLDERS' EQUITY
Current liabilities:
  Notes payable                                 $  2,415      $  3,000
  Accounts payable                                12,395         7,890
  Accrued liabilities                             22,042        21,820
                                                 -------       -------
       Total current liabilities                  36,852        32,710

Long-term debt                                    14,000        11,500
Accrued retirement benefits                       32,827        34,309
                                                 -------       -------
                                                  83,679        78,519
Shareholders' equity:
  Common shares authorized: 15,000,000;
    issued: 3,643,630; no par value               11,653        11,653
  Preferred shares authorized: 200,000                -             -
  Retained earnings                               67,054        63,353
  Cumulative adjustments                          13,797         7,778
                                                 -------       -------
                                                  92,504        82,784
  Less treasury stock, at cost                    17,882        17,387
                                                 -------       -------
             Total shareholders' equity           74,622        65,397
                                                 -------       -------
                                                $158,301      $143,916
                                                 -------       -------
                                                 -------       -------

            The notes to consolidated financial statements
               are an integral part of these statements.

                                    (22)

TWIN DISC, INCORPORATED and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended June 30, 1995, 1994 and 1993

   (In thousands, except per share data)
                                       1995            1994           1993
                                       ----            ----           ----
Net sales                            $164,232        $141,193       $139,403
Cost of goods sold                    127,886         113,404        112,197
                                      -------         -------        -------
           Gross profit                36,346          27,789         27,206
Operating expenses:
  Marketing, engineering and
    administrative expenses            26,461          22,840         22,015
  Restructuring costs                      -               -           1,072
                                      -------         -------        -------
           Earnings from operations     9,885           4,949          4,119
Other income (expense):
  Interest income                         186             173            158
  Interest expense                     (1,281)           (733)          (782)
  Equity in earnings of affiliates        118             522            264
  Other, net                             (324)             56            265
                                      -------         -------        -------
                                       (1,301)             18            (95)
           Earnings before income
             taxes and cumulative
             effect of accounting
             changes                    8,584           4,967          4,024

Income taxes                            2,912             578          1,362
                                      -------         -------        -------
           Earnings before
             cumulative effect
             of accounting changes      5,672           4,389          2,662

Cumulative effect of
  accounting changes                       -               -         (14,440)
                                      -------         -------        -------
           Net earnings (loss)       $  5,672        $  4,389       $(11,778)
                                      -------         -------        -------
                                      -------         -------        -------

Earnings (loss) per common share data,
  based on weighted average shares outstanding:
  Before cumulative effect of
     accounting changes              $   2.03        $   1.57       $    .95
  Cumulative effect of
     accounting changes                    -               -           (5.16)
                                      -------         -------        -------
            Net earnings(loss)
             per share               $   2.03        $   1.57       $  (4.21)
                                      -------         -------        -------
                                      -------         -------        -------
Weighted average shares
  outstanding                           2,790           2,799          2,800
                                      -------         -------        -------
                                      -------         -------        -------

                   The notes to consolidated financial statements
                      are an integral part of these statements.
                                   (23)

TWIN DISC, INCORPORATED and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended June 30, 1995, 1994 and 1993
               (In thousands)               1995          1994          1993
                                            ----          ----          ----
Cash flows from operating
    activities:
  Net earnings (loss)                    $  5,672      $  4,389      $(11,778)
  Adjustments to reconcile
      to net cash provided by
      operating activities:
    Cumulative effect of
      accounting changes                       -             -         14,440
    Depreciation and amortization           4,847         4,726         5,088
    Gain on disposals
      of plant assets                          (3)         (185)         (194)
    Equity in earnings of affiliates         (118)         (522)         (264)
    Provision for deferred income taxes     1,038          (161)       (1,180)
    Changes in operating assets and
      liabilities:
      Trade accounts receivable, net       (2,266)          (66)          341
      Inventories                          (3,259)        1,969        (4,360)
      Other assets                         (3,608)       (1,842)       (1,634)
      Accounts payable                      3,765           501           472
      Accrued liabilities                   1,170          (570)        4,502
      Deferred retirement plan                337        (1,099)         (282)
                                          -------       -------       -------
Net cash provided by
  operating activities                      7,575         7,140         5,151
                                          -------       -------       -------
Cash flows from investing activities:
  Proceeds from sale of plant assets           39         1,126         1,739
  Dividends received from affiliate           371           342           296
  Acquisitions of plant assets             (4,290)       (4,216)       (4,684)
  Payments for business acquisitions
    and investment in affiliate            (3,172)           -         (3,460)
                                          -------       -------       -------
Net cash used by investing activities      (7,052)       (2,748)       (6,109)
                                          -------       -------       -------

Cash flows from financing activities:
  Increases (decreases) in notes
    payable, net                           (1,113)          262        (9,980)
  Proceeds from long-term debt              2,500            -         13,000
  Principal payments on long-term debt         -         (1,500)           -
  Acquisition of treasury stock              (586)           -             (6)
  Proceeds from exercise of stock options      71            -             -
  Dividends paid                           (1,951)       (1,960)       (1,960)
                                          -------       -------       -------
Net cash provided (used) by
  financing activities                     (1,079)       (3,198)        1,054
                                          -------       -------       -------

Effect of exchange rate changes on cash       131            69          (180)
                                          -------       -------       -------

Net change in cash and cash equivalents      (425)        1,263           (84)

Cash and cash equivalents:
  Beginning of year                         4,166         2,903         2,987
                                          -------       -------       -------
  End of year                            $  3,741      $  4,166      $  2,903
                                          -------       -------       -------
                                          -------       -------       -------

              The notes to consolidated financial statements
               are an integral part of these statements.
                                    (24)

TWIN DISC, INCORPORATED and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
for the years ended June 30, 1995, 1994 and 1993
<
               (In thousands)                    1995      1994      1993
                                                 ----      ----      ----
Common stock
  Balance, June 30                            $ 11,653  $ 11,653  $ 11,653
                                               -------   -------   -------
Retained earnings
  Balance, July 1                               63,353    60,924    74,662
  Net earnings (loss)                            5,672     4,389   (11,778)
  Cash dividends                                (1,951)   (1,960)   (1,960)
  Stock options exercised                          (20)       -         -
                                               -------   -------   -------
  Balance, June 30                              67,054    63,353    60,924
                                               -------   -------   -------
Treasury stock, at cost
  Balance, July 1                              (17,387)  (17,387)  (17,381)
  Shares acquired                                 (586)       -         (6)
  Stock options exercised                           91        -         -
                                               -------   -------   -------
  Balance, June 30                             (17,882)  (17,387)  (17,387)
                                               -------   -------   -------
Cumulative adjustments
  Balance, July 1                                7,778     6,219     7,505
  Foreign currency translation adjustment        5,352     2,510    (1,286)
  Minimum pension liability adjustment, net        667      (951)       -
                                               -------   -------   -------
  Balance, June 30                              13,797     7,778     6,219
                                               -------   -------   -------
Shareholders' equity balance, June 30         $ 74,622  $ 65,397  $ 61,409
                                               -------   -------   -------
                                                -------   -------   -------

            The notes to consolidated financial statements
               are an integral part of these statements.
                                    (25)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


A.  SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed in the preparation of these financial statements:

Consolidation Principles--The consolidated financial statements include the accounts of Twin Disc, Incorporated and its subsidiaries, all of which are wholly owned. Certain foreign subsidiaries are included based on fiscal years ending May 31, to facilitate prompt reporting of consolidated accounts. All significant intercompany transactions have been eliminated.

Revenue Recognition--Revenues are recognized when products are shipped.

Investment In Affiliates--The Company's 25% ownership of Niigata Converter Company, Ltd., a Japanese manufacturer of power transmission equipment, and the Company's 25% ownership of Palmer Johnson Distributors, LLC, a major distributor of Twin Disc products, are stated at cost, adjusted for equity in undistributed earnings since acquisition.

Translation Of Foreign Currencies--Substantially all foreign currency balance sheet accounts are translated into United States dollars at the rates of exchange prevailing at year-end. Revenues and expenses are translated at average rates of exchange in effect during the year. Foreign currency translation adjustments are recorded as a component of shareholders' equity. Gains and losses from foreign currency transactions are included in earnings.

Cash Equivalents--The Company considers all highly liquid marketable securities purchased with a maturity date of three months or less to be cash equivalents.

Receivables--Trade accounts receivable are stated net of an allowance for doubtful accounts of $409,000 and $441,000 at June 30, 1995 and 1994, respectively.

Inventories--Inventories are valued at the lower of cost or market. Cost has been determined by the last-in, first-out (LIFO) method for parent company inventories, and by the first-in, first-out (FIFO) method for other inventories.

Property, Plant And Equipment And Depreciation--Assets are stated at cost. Expenditures for maintenance, repairs and minor renewals are charged against earnings as incurred. Expenditures for major renewals and betterments are capitalized and amortized by depreciation charges. Depreciation is provided on the straight-line method over the estimated useful lives of the assets for financial reporting and on accelerated methods for income tax purposes. The lives assigned to buildings and related improvements range from 10 to 40 years, and the lives assigned to machinery and equipment range from 5 to 15 years. Upon disposal of property, plant and equipment, the cost of the asset and the related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in earnings. Fully depreciated assets are not removed from the accounts until physical disposition.

Fair Value of Financial Instruments -- The carrying amount reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximates fair value because of the immediate short-term maturity of these financial instruments.

The carrying amount reported for long-term debt approximates fair value because the underlying instrument bears interest at a variable rate that reprices frequently.

Income Taxes--Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS
109). SFAS 109 requires a company to recognize deferred tax liabilities and assets for the expected future income tax consequences of events that have been recognized in the company's financial statements. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse.
                                    (26)

The Company does not provide for taxes which would be payable if undistributed earnings of its foreign subsidiaries or its foreign affiliate were remitted because the Company either considers these earnings to be invested for an indefinite period or anticipates that if such earnings were distributed, the U. S. income taxes payable would be substantially offset by foreign tax credits.

B.  INVENTORIES

The major classes of inventories at June 30 were as follows:

                   (In thousands)          1995             1994
                                           ----             ----
 Finished parts                          $32,887          $30,315
 Work-in-process                          11,036            7,539
 Raw materials                             3,234            3,715
                                         -------          -------
                                         $47,157          $41,569
                                         -------          -------
                                         -------          -------

Inventories stated on a LIFO basis represent approximately 36% and 32% of total inventories at June 30, 1995 and 1994, respectively. The approximate current cost of the LIFO inventories exceeded the LIFO cost by $16,782,000 and $17,089,000 at June 30, 1995 and 1994, respectively.

C.  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at June 30 were as follows:

                      (In thousands)          1995            1994
                                              ----            ----
Land                                        $ 1,406         $ 1,161
Buildings                                    19,366          17,786
Machinery and equipment                      88,675          84,829
                                            -------         -------
                                            109,447         103,776
Less accumulated depreciation                72,099          67,100
                                             -------         -------
                                           $ 37,348        $ 36,676
                                            -------         -------
                                            -------         -------

D.  BUSINESS SEGMENTS AND FOREIGN OPERATIONS

The Company and its subsidiaries are engaged in one line of business, the manufacture and sale of power transmission equipment. Transfers among geographic areas are made at established intercompany selling prices. Principal products include industrial clutches, hydraulic torque converters, fluid couplings, power-shift transmissions, marine transmissions, universal joints, power take-offs, and reduction gears. The Company sells to both domestic and foreign customers in a variety of market areas, principally construction, industrial, marine, energy and natural resources and agricultural.

One customer accounted for approximately 12%, 13% and 12% of consolidated net sales in 1995, 1994 and 1993, respectively.
                                    (27)

Information about the Company's operations in different geographic areas for the years ended June 30, 1995, 1994 and 1993 is summarized as follows:

                        (In thousands)         1995       1994      1993
                                               ----       ----      ----
Sales to unaffiliated customers:
 United States                              $108,607   $ 95,331  $ 94,637
 Foreign:
    Europe                                    35,572     27,222    26,126
    Other                                     20,053     18,640    18,640
                                             -------    -------   -------
      Total                                 $164,232   $141,193  $139,403
                                             -------    -------   -------
                                             -------    -------   -------
Transfers between geographic areas:
 United States                              $ 26,167   $ 24,003  $ 22,293
 Foreign:
    Europe                                    15,024     10,508     9,413
    Other                                        361        132       224
                                             -------    -------   -------
      Total                                 $ 41,552   $ 34,643  $ 31,930
                                             -------    -------   -------
                                             -------    -------   -------
Net sales:
 United States                              $134,774   $119,334  $116,930
 Foreign:
    Europe                                    50,596     37,730    35,539
    Other                                     20,414     18,772    18,864
 Eliminations                                (41,552)   (34,643)  (31,930)
                                             -------    -------   -------
      Total                                 $164,232   $141,193  $139,403
                                             -------    -------   -------
                                             -------    -------   -------
Earnings before income taxes
  and cumulative effect of accounting
  changes:
 United States                             $  4,332    $  1,500  $  1,548
 Foreign:
    Europe                                    2,635       1,513       341
    Other                                     1,617       1,954     2,135
                                            -------     -------   -------
      Total                                $  8,584    $  4,967  $  4,024
                                            -------     -------   -------
                                            -------     -------   -------
Identifiable assets at June 30:
 United States                             $106,971    $ 98,945  $ 91,787
 Foreign:
    Europe                                   39,537      30,778    28,968
    Other                                    10,269       9,814    10,659
 Eliminations                                 1,524       4,379     5,491
                                            -------     -------   -------
      Total                                $158,301    $143,916  $136,905
                                            -------     -------   -------
                                            -------     -------   -------

Net earnings of the foreign subsidiaries were $2,480,000,$2,365,000 and $1,673,000 in 1995, 1994 and 1993, respectively. The net assets of the foreign subsidiaries were $32,368,000 and $29,580,000 at June 30, 1995 and 1994, respectively. Undistributed earnings of foreign subsidiaries, on which no provisions for United States income taxes have been made, aggregated approximately $22,897,000 (including
                                    (28)

$7,246,000 translation component) at June 30, 1995. Included in earnings are foreign currency transaction gains (losses) of $(248,000), $21,000 and $226,000 in 1995, 1994 and 1993, respectively.

E.  INVESTMENTS IN AFFILIATES

The Company's investments in affiliates consists of 25% interests in Niigata Converter Company, Ltd., Japan and Palmer Johnson Distributors, LLC, a domestic distributor of Twin Disc products. The Company acquired the interest in Palmer Johnson Distributors, LLC, in July 1994.

Undistributed earnings of the affiliates included in consolidated retained earnings approximated $3,623,000 and $3,980,000 at June 30, 1995 and 1994, respectively.

Combined condensed financial data of the above-listed affiliates are summarized in U.S. dollars as follows:

                          (In thousands)
                                                 1995        1994
                                                 ----        ----
Current assets                                $111,393    $ 88,777
Other assets                                    63,898      30,804
                                               -------     -------
                                              $175,291    $119,581
                                               -------     -------
                                               -------     -------

Current liabilities                           $100,836    $ 75,281
Other liabilities                               24,693       6,022
Shareholders' equity                            49,762      38,278
                                               -------     -------
                                              $175,291    $119,581
                                               -------     -------
                                               -------     -------

                                              1995      1994      1993
                                             -----      ----      ----
Net sales                                  $169,256  $152,728  $129,734
Gross profit                                 26,173    21,864    16,627
Net earnings                                    742     2,087     1,054

F.  ACCRUED LIABILITIES
Accrued liabilities at June 30 were as follows:

                              (In thousands)      1995      1994
                                                  ----      ----
Salaries and wages                            $  6,476  $  4,858
Retirement plans                                 7,818     9,340
Marketing program                                  625       390
Other                                            7,123     7,232
                                               -------   -------
                                              $ 22,042  $ 21,820
                                               -------   -------
                                               -------   -------

                                    (29)
G.  DEBT

Notes payable consists of amounts borrowed under line of credit agreements. Unused lines of credit total $9,062,000 at June 30, 1995. These lines of credit are available predominately at the prime rate and may be withdrawn at the option of the banks. The weighted average interest rate of short term lines outstanding at June 30, 1995 and 1994 was 9.4% and 5.9%, respectively.

The Company maintains a three-year revolving credit agreement (the "Agreement") for borrowings of up to $16 million through April 1997 which may be extended on an annual basis. The Agreement provides that the Company may select among various loan arrangements with interest based on the LIBOR or prime rates. The Company must pay a commitment fee of 3/8 of 1% annually on the unused portion of the Agreement.

At June 30, 1995, the amount outstanding under the above Agreement was $14,000,000, bearing interest at approximately 7.5%. Principal payment is required upon final maturity of the Agreement.
Cash paid for interest on debt was $1,288,000, $771,000 and $768,000 in 1995, 1994 and 1993, respectively.

H.  LEASE COMMITMENTS

Approximate future minimum rental commitments under noncancellable operating leases are as follows:

          Fiscal Year                            (In thousands)
          -----------                             ------------
             1996                                    $ 1,811
             1997                                      1,704
             1998                                      1,332
             1999                                        990
             2000                                        478
          Thereafter                                     479
                                                       -----
                                                     $ 6,794
                                                       -----
                                                       -----

Total rent expense for operating leases amounted to approximately
$1,939,000, $1,633,000 and $862,000 in 1995, 1994 and 1993, respectively.

I.  SHAREHOLDERS' EQUITY

At June 30, 1995 and 1994, treasury stock consisted of 868,606 and 844,240 shares of common stock, respectively. The Company purchased 28,766 shares of treasury stock in 1995. The Company issued 4,400 shares of treasury stock in 1995 to fulfill its obligations under the stock option plans. The difference between the cost of treasury shares issued and the option price is charged to retained earnings.

Cash dividends per share were $.70, in 1995, 1994 and 1993.
                                    (30)

In 1988, the Company's Board of Directors established a Shareholder Rights Plan and distributed to shareholders of record on July 1, 1988, one preferred stock purchase right for each outstanding share of common stock. Under certain circumstances, a right may be exercised to purchase one one-hundredth of a share of Series A Junior Preferred Stock at an exercise price of $80, subject to certain anti-dilution adjustments. The rights become exercisable ten (10) days after a public announcement that a party or group has either acquired at least 20%, (or at least 30% in the case of existing holders who currently own 20% or more of the common stock), or commenced a tender offer for at least 30%, of the Company's common stock. Generally, after the rights become exercisable, if the Company is a party to certain merger or business combination transactions, or transfers 50% or more of its assets or earnings power, or certain other events occur, each right will entitle its holders, other than the acquiring person, to buy a number of shares of common stock of the Company, or of the other party to the transaction, having a value of twice the exercise price of the right. The rights expire June 30, 1998 and may be redeemed by the Company for $.05 per right at any time until ten (10) days following the stock acquisition date. The Company has designated 50,000 shares of the preferred stock for the purpose of a Shareholder Rights Plan.

J.   STOCK OPTION PLANS

In 1989, the Company's shareholders adopted a non-qualified stock option plan for officers, key employees and directors to purchase up to 75,000 shares of common stock, and an incentive stock option plan for officers and key employees to purchase up to 125,000 shares of common stock. In 1994, the Company amended its stock option plans, increasing the shares of common stock available for grant to 125,000 for the non-qualified stock option plan and to 225,000 for the incentive stock option plan.

The plans are administered by the Executive Selection and Compensation Committee of the Board of Directors which has the authority to determine which officers and key employees of the Company will be granted options. The grant of options to non-employee directors is fixed and based on such directors' seniority. All options allow for the purchase of common stock at prices not less than the fair market value of such stock at the date of grant, except for options under the incentive stock option plan if the optionee owns more than 10% of the total combined voting power of all classes of the Company's stock, in which case the option price will be not less than 110% of the fair market value of such stock. Options granted under the plans become exercisable immediately and expire ten years after the date of grant, unless the employee owns more than 10% of the total combined voting power of all classes of the Company's stock, in which case they must be exercised within five years of the date of grant.

Shares available for future options as of June 30 were as follows:

                                           1995             1994
                                           ----             ----
        Non-qualified stock
         option plan                      42,550           53,450
        Incentive stock option plan       89,150          106,050

                                    (31)

Stock option transactions under the plans during 1994 and 1993 were as follows:

                                           1995             1994
                                           ----             ----
       Non-qualified stock
        option plan:
         Options outstanding
           at July 1                      71,550           50,150
         Granted                          12,600           21,400
         Cancelled                        (1,700)              -
         Exercised ($17.88-$19.50
           per share)                     (1,000)              -
                                         -------          -------
         Options outstanding
           at June 30                     81,450           71,550
                                         -------          -------
                                         -------          -------
         Options price range
           at June 30                    $ 14.00 -        $ 14.00 -
                                           29.63            29.63

       Incentive stock option plan:
         Options outstanding
           at July 1                     118,550          101,600
         Granted                          24,450           20,250
         Cancelled                        (7,550)          (3,300)
         Exercised ($14.00-$19.50
           per share)                     (3,400)              -
                                         -------          -------
         Options outstanding
           at June 30                    132,050          118,550
                                         -------          -------
                                         -------          -------
         Options price range
           at June 30                  $   14.00 -        $ 14.00 -
                                           29.63            29.63

K.  ENGINEERING AND DEVELOPMENT COSTS

Engineering and development costs include research and development expenses for new products, development and major improvements to existing products, and other charges for ongoing efforts to refine existing products. Research and development costs charged to operations totalled $2,718,000, $2,649,000 and $2,129,000 in 1995, 1994 and 1993, respectively. Total engineering and development costs were $7,411,000, $6,843,000 and $7,093,000 in 1995, 1994 and
1993, respectively.

L.  INCOME TAXES

United States and foreign earnings before income taxes and the cumulative effect of accounting changes were as follows:

                    (In thousands)      1995      1994      1993
                                        ----      ----      ----
     United States                    $ 4,332   $ 1,500   $ 1,548
     Foreign                            4,252     3,467     2,476
                                       ------    ------    ------
                                      $ 8,584   $ 4,967   $ 4,024
                                       ------    ------    ------
                                       ------    ------    ------

                                    (32)
The provision (credit) for income taxes, excluding the cumulative effect of accounting changes, is comprised of the following:

                    (In thousands)      1995      1994      1993
                                        ----      ----      ----
     Currently payable:
       Federal                        $   782   $  (112)  $   876
       State                               12        39        15
       Foreign                          1,007       812       898
                                       ------    ------    ------
                                        1,801       739     1,789
                                       ------    ------    ------
     Deferred:
       Federal                            452      (150)     (248)
       State                               12         -         6
       Foreign                            647       (11)     (185)
                                       ------    ------    ------
                                        1,111      (161)     (427)
                                       ------    ------    ------
                                      $ 2,912   $   578   $ 1,362
                                       ------    ------    ------
                                       ------    ------    ------

Effective July 1, 1992, the Company adopted the provisions of SFAS 109 and recorded a tax benefit of approximately $1.1 million ($0.38 per share). This is reflected in the consolidated statement of operations as part of the cumulative effect of accounting changes.

The components of the net deferred tax asset as of June 30, were as follows:

                     (In thousands)             1995             1994
                                                ----             ----
Deferred tax assets:
  Retirement plans                            $10,874          $11,924
  Inventory                                       435              772
  Marketing program expenses                      250              148
  Employee benefits                               589              614
  Research and development expenses               216              513
  Accrued liabilities                             926              838
  Other                                            92               75
                                               ------           ------
                                               13,382           14,884
                                               ------           ------
  Foreign net operating
      loss carryfowards                         1,823            2,120
  Tax credit carryforwards, principally foreign 2,400            2,355
  Alternative minimum tax credit
      carryforwards                               979              623
  Valuation allowance                          (1,430)          (2,453)
                                               ------           ------
                                               17,154           17,529
                                               ------           ------
Deferred tax liabilities:
  Fixed assets                                  7,041            6,540
  State income taxes, net                         423              494
  Other                                         1,706            1,400
                                               ------           ------
                                                9,170            8,434
                                               ------           ------
Total net deferred tax assets                 $ 7,984          $ 9,095
                                               ------           ------
                                               ------           ------

                                    (33)
The Company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets which may not be realized due to the expiration of tax credit carryforwards. The change in the valuation allowance for the year ended June 30, is as follows:

                     (In thousands)                1995           1994
                                                   ----           ----
Balance at July 1                                $(2,453)       $(4,324)
Increase in non-utilization of net operating
  loss carryforwards, tax credits and
  non-recognition of deferred tax asset due to
  uncertainty of recovery                              -           ( 70)
Utilization of foreign tax loss carryfowards         139            604
Utilization of foreign tax credit carryforwards      884            988
Expired foreign tax credit carryforwards               -            349
                                                  ------         ------
Balance at June 30                               $(1,430)       $(2,453)
                                                  ------         ------
                                                  ------         ------


Following is a reconciliation of the applicable U.S. federal income tax rates, excluding the cumulative effect of accounting changes, to the effective tax rates reflected in the statements of operations:

                                                 1995      1994     1993
                                                 ----      ----     ----
   U.S. federal income tax rate                  34.0%     34.0%    34.0%
   Increases (reductions)
       in tax rate resulting from:
     Utilization of net operating
       loss carryforwards                        (1.6)    (12.2)    (2.9)
     Foreign tax items                           (1.8)    (13.8)     1.6
     Employee benefits - foreign                  1.8       3.2      3.4
     Other, net                                   1.5       0.4     (2.3)
                                                 ----      ----     ----
                                                 33.9%     11.6%    33.8%
                                                 ----      ----     ----
                                                 ----      ----     ----

At June 30, 1995, net operating loss carryforwards of approximately $4.5 million were available for reduction of future foreign income taxes payable at Twin Disc International, S. A.

Cash paid for income taxes was $2,698,000, $1,636,000 and $1,438,000 in 1995,
1994 and 1993, respectively.

M.  RETIREMENT PLANS

The Company has noncontributory, qualified defined benefit pension plans covering substantially all domestic employees and contributory plans covering certain foreign employees. Domestic plan benefits are based on years of service, and for salaried employees on final average compensation. The Company's funding policy for the plans covering domestic employees is to contribute an actuarially determined amount which falls between the minimum and maximum amount that can be contributed for federal income tax purposes. Domestic plan assets consist principally of listed equity and fixed income securities.
                                    (34)

In addition, the Company has unfunded, non-qualified retirement plans for certain management employees and directors. Benefits are based on final average compensation and do not vest until such management employee reaches normal retirement with the Company.

Net pension expense for the Company's domestic defined benefit plans consists of the following components:

                  (In thousands)                 1995      1994     1993
                                                 ----      ----     ----
Service cost-benefits earned during the year   $ 1,585   $ 1,382  $ 1,561
Interest cost on projected benefit obligation    6,643     6,518    6,388
Actual return on plan assets                    (3,835)   (1,882)  (5,486)
Net amortization and deferral                   (  588)   (2,432)   1,250
                                                ------    ------   ------
Net pension cost                               $ 3,805   $ 3,586  $ 3,713
                                                ------    ------   ------
                                                ------    ------   ------

The following table sets forth the Company's domestic defined benefit plans' funded status and the amounts recognized in the Company's balance sheet as of June 30:

        (In thousands)                      1995          1994
                                            ----          ----
Actuarial present value of
  benefit obligations at
  June 30:
   Vested benefit obligation             $ 63,804      $ 63,314
   Non-vested benefit obligation           14,622        15,995
                                          -------       -------
   Accumulated benefit
    obligation                             78,426        79,309
   Effect of projected future
    compensation levels                     4,475         6,037
                                          -------       -------
   Projected benefit obligation            82,901        85,346

Plan assets at fair value                 (64,110)      (61,706)
                                           ------        ------
Deficiency of plan
  assets over projected
  benefit obligation                       18,791        23,640

Unrecognized net loss                      (2,139)       (3,992)
Unrecognized prior service
  cost                                     (9,651)      (10,990)

Unrecognized transitional net
  liability                                  (799)         (931)

Adjustment required to
  recognize additional
  minimum liability                         8,758        10,557
                                          -------       -------
Accrued retirement cost
  at June 30                             $ 14,960     $  18,284
                                          -------       -------
                                          -------       -------

Assumptions used in accounting for the retirement plans are as follows:

                                                   1995         1994
                                                   ----         ----
       Discount rate                               8.5%         8.0%
       Rate of increase in compensation
         levels                                    4.5%         5.5%
       Expected long-term rate of return on
         plan assets                               9.0%         9.0%

                                    (35)

Total accrued retirement costs at June 30 are summarized as follows:

   (In thousands)                             1995            1994
                                              ----            ----
Current:
  Domestic defined benefit plans            $ 3,907         $ 5,395
  Foreign contributory benefit plans          1,092           1,104
                                             ------          ------
                                              4,999           6,499
Long-term:
  Domestic defined benefit plans             11,053          12,890
                                             ------          ------

                                            $16,052         $19,389
                                             ------          ------
                                             ------          ------

Retirement plan expense for the Company's foreign plans was $307,000, $246,000, and $352,000 in 1995, 1994 and 1993, respectively. The Company's foreign contributory plans are not subject to the disclosure requirements of SFAS 87.

The Company sponsors defined contribution plans covering substantially all domestic employees. These plans provide for employer contributions based primarily on employee participation. The total expense under the plans was $906,000, $933,000, and $549,000 in 1995, 1994 and 1993, respectively.

In addition to providing pension benefits, the Company provides health care and life insurance benefits for certain domestic retirees. In 1993, the Company executed amendments to the health care insurance plan to require all employees retiring after December 31, 1992, and electing to continue coverage through the Company's group plan, to pay 100% of the premium cost.

Effective July 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106), which requires that postretirement benefits be accrued over the period in which employees provide services to the Company. At July 1, 1992, the cumulative effect of recording these benefits was to decrease 1993 net earnings by $15.5 million or $5.54 per share, which is net of a $9.9 million income tax benefit.

Although the cumulative effect of adopting SFAS 106 unfavorably impacts 1993 net income, adoption has no effect on the Company's cash flows since the Company plans to continue its current practice of paying the cost of postretirement benefits when incurred.

The Company recognized $2,841,000, $2,193,000 and $2,206,000 in non-pension postretirement benefit expense in 1995, 1994 and 1993, respectively which consists primarily of interest cost.

The following table sets forth the status of the postretirement benefit programs (other than pensions) and amounts recognized in the Company's consolidated balance sheet at June 30:

           (In thousands)                           1995          1994
                                                    ----          ----
Accumulated postretirement benefit obligation:

 Retirees                                         $29,993       $30,952
 Fully eligible active plan participants              387           195
 Other active participants                            393           576
                                                   ------        ------
                                                   30,773        31,723
 Unamortized net amount resulting
   from changes in plan experience and
   actuarial assumptions                           (6,222)       (7,463)
                                                   ------        ------
Accrued postretirement benefit obligation         $24,551       $24,260
                                                   ------        ------
                                                   ------        ------

                                    (36)

The current portion of the accumulated postretirement benefit obligation of $2,680,000 and $2,841,000 is included in accrued liabilities at June 30, 1995 and 1994, respectively.

The assumed weighted average discount rate used in determining the actuarial present value of the accumulated postretirement benefit obligation was 8% at June 30, 1995 and 1994. The assumed weighted average health care cost trend rate was 11% in fiscal year 1995, decreasing by 1% each year thereafter until it reaches 7% in fiscal year 1999, and remains constant thereafter. A 1% increase in the assumed health care trend would increase the accumulated postretirement benefit obligation by approximately $1.9 million and the interest cost by approximately $162,000.

N.  ACQUISITIONS

In May 1993, the Company purchased certain assets, primarily inventory, of Southern Diesel Engine Repair, a former distributor of the Company, for $3,460,000. The acquisition was funded through bank financing.

Effective January 1, 1995, the Company purchased all outstanding stock of Marine Diffusion SRL, an Italian distributor of Twin Disc products and other marine components and assemblies. The purchase price, $172,000, approximated the fair value of assets acquired.

The purchase method of accounting was applied to the above transactions. The results of operations of the acquisitions are included in the accompanying consolidated financial statements since the date of acquisition. Pro forma results of operations are not presented as the amounts do not significantly differ from historical results.

O.  RESTRUCTURING COSTS

The Company recorded restructuring costs in 1993 for the streamlining of certain Belgian and domestic manufacturing operations. These costs consist primarily of employee related costs.

P.  CONTINGENCIES

The Company is involved in various stages of investigation relative to hazardous waste sites, two of which are on the United States EPA National Priorities List (Superfund sites). The Company's assigned responsibility at each of the Superfund sites is less than 2%. The Company has also been requested to provide administrative information related to two other potential Superfund sites but has not yet been identified as a potentially responsible party. Additionally, the Company is subject to certain product liability matters.

At June 30, 1995, the Company has accrued approximately $1,200,000, which represents the best estimate available for the possible losses. This amount has been accrued over the past several years. Based on the information available, the Company does not expect that any unrecorded liability related to these matters would materially affect the consolidated financial position, results of operations or cash flows.
                                    (37)

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Shareholders
Twin Disc, Incorporated
Racine, Wisconsin

We have audited the accompanying consolidated balance sheets of Twin Disc, Incorporated and Subsidiaries as of June 30, 1995 and 1994, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Twin Disc, Incorporated and Subsidiaries as of June 30, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1995 in conformity with generally accepted accounting principles.

As discussed in Notes A, L and M to the consolidated financial statements, in 1993 the Company changed its method of accounting for other postretirement benefits and income taxes.



                               COOPERS & LYBRAND L.L.P.

Milwaukee, Wisconsin
July 28, 1995

                                    (39)

FINANCIAL SUMMARY
                         1995      1994       1993     1992      1991
(In thousands of dollars, except where noted)
Statement of
  Operations
Net sales              $164,232  $141,193  $139,403  $136,255  $152,990
Costs and expenses,
 including marketing,
 engineering and
 administrative         154,347   136,244   135,284   134,242   155,395
Earnings (loss)
 from operations          9,885     4,949     4,119     2,013    (2,405)
Other income
 (expense)               (1,301)       18       (95)     (162)     (721)
Earnings (loss)
 before income taxes      8,584     4,967     4,024     1,851    (3,126)
Income taxes (credits)    2,912       578     1,362       810      (711)
Net earnings (loss)       5,672     4,389     2,662     1,041    (2,415)

Overseas operations
  Sales                  71,010    56,502    54,403    53,699    64,090
  Earnings (loss)         2,480     2,365     1,673      (478)   (1,514)

Balance Sheet

Assets
Cash and equivalents      3,741     4,166     2,903     2,987     2,288
Receivables, net         29,247    25,682    25,106    26,026    24,567
Inventories              47,157    41,569    42,562    36,686    40,913
Other current assets     10,345     8,993     6,961     4,521     5,886
Total current assets     90,490    80,410    77,532    70,220    73,654
Investments and
 other assets            30,463    26,830    21,813    10,554     9,648
Fixed assets less
 accumulated
 depreciation            37,348    36,676    37,560    38,724    42,877
Total assets            158,301   143,916   136,905   119,498   126,179

Net assets overseas      32,368    29,580    28,059    30,477    32,063

Liabilities and
  Shareholders' Equity
Current liabilities      36,852    32,710    31,252    35,694    38,785
Long-term debt           14,000    11,500    13,000        -      4,309
Deferred liabilities     32,827    34,309    31,244     7,365     8,463
Shareholders' equity     74,622    65,397    61,409    76,439    74,622
Total liabilities and
 shareholders' equity   158,301   143,916   136,905   119,498   126,179

1993 Net Earnings data and Return percentages reflect operating earnings before the effect of adopting Financial Accounting Standards 106 and 109. The cumulative effect of their adoption was a net loss of $14.44 million or $5.16 per share.
                                  (40-41)

FINANCIAL SUMMARY (CONTINUED)
                         1995      1994       1993     1992      1991

(In thousands of dollars, except where noted)

Comparative Financial Information
Per share statistics
Net earnings (loss)        2.03      1.57       .95       .37      (.85)
Dividends                   .70       .70       .70       .70       .85
Shareholders' equity      26.75     23.36     21.93     27.10     26.42

Return on equity           7.6%      6.7%      4.3%      1.4%    (3.2)%
Return on assets           3.6%      3.0%      1.9%       .9%    (1.9)%
Return on sales            3.5%      3.1%      1.9%       .8%    (1.6)%

Average shares
 outstanding          2,790,111 2,799,390 2,799,603 2,820,513 2,824,815
Number of shareholder
 accounts                   996     1,058     1,139     1,214     1,271
Number of employees       1,097     1,099     1,114     1,221     1,483

Additions to plant
 and equipment            4,290     4,216     4,684     4,390     8,218
Depreciation              4,792     4,670     4,958     5,452     5,568
Net working capital      53,638    47,700    46,280    34,526    34,869

1993 Net Earnings data and Return percentages reflect operating earnings before the effect of adopting Financial Accounting Standards 106 and 109. The cumulative effect of their adoption was a net loss of $14.44 million or $5.16 per share.


                                  (40-41)

DIRECTORS

MICHAEL E. BATTEN
  Chaiman, Chief Executive Officer
WILLIAM W. GOESSEL
  Retired Chairman and former Chief Executive Officer, Harnischfeger Industries, Incorporated, (Manufacturer of Cranes, Mining Equipment and Papermaking Machines), Milwaukee, Wisconsin
JEROME K. GREEN
  Former Group Vice President, The Marmon Group, (A Diversified Manufacturer), Chicago, Illinois
MICHAEL H. JOYCE
  President, Chief Operating Officer
JOHN L. MURRAY
  Retired Chairman-Chief Executive Officer, Universal Foods Corporation, (Manufacturer and Marketer of Food Ingredients and Specialty Foods),
Milwaukee,       Wisconsin
JAMES O. PARRISH
  Vice President-Finance & Treasurer
PAUL J. POWERS
  Chairman, President-Chief Executive Officer, Commercial Intertech Corp., (Manufacturer of Hydraulic Components, Fluid Purification Products, Pre-Engineered Buildings and Stamped Metal Products), Youngstown, Ohio
RICHARD T. SAVAGE
  President-Chief Executive Officer, Modine Manufacturing Company, (Manufacturer of Heat Exchange Equipment), Racine, Wisconsin
DAVID L. SWIFT
  Chairman, President-Chief Executive Officer, Acme-Cleveland Corporation, (Manufacturer of Diversified Industrial Products), Pepper Pike, Ohio
STUART W. TISDALE
  Retired Chairman-Chief Executive Officer, WICOR, Inc. (Parent Company of Wisconsin Gas Company, Sta-Rite Industries, Incorporated and WEXCO of Delaware, Incorproated), Milwaukee, Wisconsin
DAVID R. ZIMMER
  President-Chief Executvie Officer, Core Industries, Inc., (Manufacturer of Specialized Products for Electronics, Fluid Controls, Construction and Farm Equipment Markets), Bloomfield Hills, Michigan
                                    (42)

OFFICERS

MICHAEL E. BATTEN
  Chairman, Chief Executive Officer
MICHAEL H. JOYCE
  President, Chief Operating Officer
JAMES O. PARRISH
  Vice President-Finance & Treasurer
PHILIPPE PECRIAUX
  Vice President-Europe
JAMES MCINDOE
  Vice President-International Marketing
LANCE J. MELIK
  Vice President-Marketing
MICHAEL J. HABLEWITZ
  Vice President-Quality Assurance
FRED H. TIMM
  Corporate Controller & Secretary
                                    (43)

CORPORATE DATA

ANNUAL MEETING
  Corporate Offices, 2:00 PM, October 20, 1995
SHARES TRADED
  New York Stock Exchange: Symbol TDI
ANNUAL REPORT ON SECURITIES AND EXCHANGE COMMISSION FORM 10-K
  SINGLE COPIES OF THE COMPANY'S 1995 ANNUAL REPORT ON SECURITIES AND EXCHANGE COMMISSION FORM 10-K WILL BE PROVIDED WITHOUT CHARGE TO SHAREHOLDERS AFTER SEPTEMBER 30, 1995, UPON WRITTEN REQUEST DIRECTED TO THE SECRETARY, TWIN DISC, INCORPORATED, 1328 RACINE STREET, RACINE, WISCONSIN 53403.
TRANSFER AGENT & REGISTRAR
  Firstar Trust Company, Milwaukee, Wisconsin
INDEPENDENT ACCOUNTANTS
  Coopers & Lybrand L.L.P., Milwaukee, Wisconsin
GENERAL COUNSEL
  Gibbs, Roper, Loots & Williams, Milwaukee, Wisconsin
CORPORATE OFFICES
  Twin Disc, Incorporated, Racine, Wisconsin 53403, Telephone: (414) 638-4100 WHOLLY OWNED SUBSIDIARIES
  Twin Disc International S.A., Nivelles, Belgium
  Twin Disc Spain, S.A., Madrid, Spain
  Twin Disc Italia S.R.L., Viareggio, Italy
  Twin Disc (Pacific) Pty. ltd., Brisbane, Queensland, Australia
  Twin Disc (Far East) Ltd., Singapore
  Twin Disc (South Africa) Pty. Ltd., Johannesburg, South Africa
  Mill-Log Equipment Co., Inc., Coburg, Oregon
  Southern Diesel Systems Inc., Miami, Florida
  TD Electronics, Inc., Loves Park, Illinois
PARTIALLY OWNED AFFILIATES
  Niigata Converter Company, Ltd., Kamo, Omiya and Tokyo, Japan
  Palmer Johnson Distributors, LLC, Sturgeon Bay, Wisconsin
MANUFACTURING FACILITIES
  Racine, Wisconsin; Nivelles, Belgium; Kamo and Omiya Japan
SALES OFFICES
DOMESTIC
  Racine, Wisconsin; Coburg, Oregon; Seattle, Washington; Miami, Florida; Jacksonville, Florida
OVERSEAS
  Nivelles, Belgium; Brisbane and Perth Australia; Singapore; Johannesburg, South Africa; Madrid, Spain; Viareggio, Italy
AFFILIATES
  Tokyo, Japan; Sturgeon Bay, Wisconsin
MANUFACTURING LICENSES
  Niigata Converter Company, Ltd., Tokyo, Japan; Transfluid S.R.L., Milan, Italy; Nakamura Jico Co. Ltd., Tokyo, Japan; Hindustan Motors, Ltd., Madras, India