Form 10-K, Exhibit 13
period 1996-06-30
TWIN DISC INC
filed 1996-09-30
CIK 100378

                                EXHIBIT 13

FINANCIAL HIGHLIGHTS
                                               1996       1995       1994
Net Sales                                    $176,657   $164,232   $141,193
Earnings Before Accounting Changes              6,559      5,672      4,389
Earnings Per Share Before Accounting Changes     2.36       2.03       1.57
Dividends Per Share                               .70        .70        .70
Average Shares Outstanding For The Year     2,776,805  2,790,111  2,799,390

Sales and Earnings by Quarter
1996                    1st Qtr.   2nd Qtr.   3rd Qtr.   4th Qtr.    Year

Net Sales               $36,775    $41,763    $47,209    $50,910   $176,657
Gross Profit              7,093      9,295     11,340     13,149     40,877
Net Earnings                221      1,263      1,808      3,267      6,559
Net Earnings Per Share      .08        .45        .65       1.18       2.36
Dividends Per Share        .175       .175       .175       .175        .70
Stock Price Range:
  High                   25 1/4     23 3/4     23 1/4     25 1/2     25 1/2
  Low                    22 1/2     22         21 3/8     22 1/4     21 3/8

Sales and Earnings by Quarter
1995                    1st Qtr.   2nd Qtr.   3rd Qtr.   4th Qtr.    Year
Net Sales               $31,600    $41,102    $42,946    $48,584   $164,232
Gross Profit              6,444      9,246      9,502     11,154     36,346
Net Earnings                183      1,384      1,405      2,700      5,672
Net Earnings Per Share      .07        .49        .50        .97       2.03
Dividends Per Share        .175       .175       .175       .175        .70
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

Sales for 1996 continued the upward trend of the past three years but at a rate below that of the previous year. The increased demand occurred in most markets, but was most evident in the marine pleasure craft and commercial markets. The multi-year trend of order rate and backlog improvement ended in fiscal year 1996 with order rates stabilizing early in the year and moderating during the last fiscal quarter.

Net sales for 1996 were $176 million, an increase of 7 percent over the $164 million reported in 1995, and 25 percent above the $141 million in 1994. The recovery begun in 1994 strengthened worldwide in 1995 with the pleasure craft and commercial marine, light construction equipment, agricultural tractor, and specialty vehicle markets all providing support for increased domestic and European production volume. In 1996, the demand from marine and construction equipment markets continued, and there was new interest in modulating clutches for marine and environmental applications overseas.

Shipments from our overseas marketing subsidiaries in 1995 were up approximately 8 percent from the previous year and increased by about 10 percent in the year just completed. In 1995, sales gains were realized in Arneson surface drives and higher-horsepower marine transmissions for the Australian fish boat market. There also was continuing improvement in the volume of transmissions sold through our South African subsidiary to the agricultural tractor market. The 1996 sales gains of about 10 percent from these subsidiaries continued to be driven by the marine market with some moderation in the agricultural tractor business.

The six-month order backlog (orders to be shipped within the following six months) showed a modestly improving trend through fiscal year 1994, but during 1995 order rates improved considerably. The 53 percent improvement in six-month backlog from $47 million to $72 million during the year was continuous and strong. Order rates were steady through most of fiscal 1996 and closely matched our shipping rates. However, due to higher shipments and lower order rates during the fourth quarter, the six-month backlog declined to $66 million at year-end, down 9 percent for the year.

For several years prior to fiscal 1995, the fluctuation in foreign currency exchange rates had little impact on the dollar sales. However, in fiscal 1995 the dollar weakened significantly against the currencies of most of the countries in which the Company operates, most notably about 15 percent against European currencies. That decline in the dollar's value helped boost reported sales and accounted for about one-half of the offshore sales increase in 1995. In 1996, exchange rate fluctuations again were relatively small and did not have a significant impact on dollar sales. Price increases, which were implemented selectively in each year, had the overall effect of increasing revenues by a rate about equal to the rate of inflation.

MARGINS, COSTS AND EXPENSES

There have been continuing efforts during the past three years to adjust manpower requirements and to restructure manufacturing facilities to establish a foundation for more efficient operations. Most of the recent activity has been at our domestic operations. A voluntary separation program for hourly
                                     (19)

employees in early 1994 and rearrangement of machine tools into cells during much of the past three years have been the principal activities. While those efforts caused some inefficiencies during the period, we recently have begun to realize the benefits of the changes.

The gross margin increased by more than 2 percentage points in 1995, caused primarily by the increased domestic sales volume. The European margin also improved in 1995 as a result of higher volume and greater productivity, but those gains were partially offset by the effects of the decline in the value of the U.S. dollar. The weaker dollar put pressure on profit margins since much of the incremental demand was in dollar denominated sales. Fortunately, our Belgian employees were able to achieve greater productivity to offset some of the margin loss.

The consolidated gross margin increased an additional 1 percentage point in 1996 primarily as a result of good productivity and a favorable product mix at our Belgian operation. Domestic margins improved during the last quarter of the fiscal year, but were slightly lower for the full year. A charge was made in the first quarter to cover the costs associated with a salaried employee voluntary separation program, but savings later in the year offset much of that expense. The factory rearrangement was completed in the second fiscal quarter, but there was a mid-year production and shipping disruption caused by the installation of new computer hardware and business systems software in November.

Marketing, engineering, and administrative (MEA)expenses for fiscal year 1995 increased by almost 16 percent over 1994 but declined as a percent of sales. Principal components of the increase were computer leasing and training costs associated with the planned new business systems, weakness of the dollar exchange rates, and expenses associated with domestic operational changes.

In 1996, the MEA expenses increased by 8 percent, about the same as the sales growth. Increases were due primarily to the addition of marketing and engineering personnel, higher computer related expense, and additional product promotion and other marketing expense.

INTEREST, TAXES AND NET EARNINGS

Interest expense increased significantly in 1995 as a result of both higher bank rates and greater domestic borrowing. The incremental debt was related to a business acquisition made early in the fiscal year. In 1996, there was another large increase in interest expense which was attributed about equally to higher domestic debt and payment of interest related to the audit of prior years' tax returns. As discussed in more detail below, additional debt was required to finance the working capital increase.

The effective income tax rate of 12 percent in 1994 was well below normal and resulted from the utilization of foreign tax credits to offset the domestic tax liability. The effective income tax rate returned to a more normal range in 1995 but was still somewhat below historical figures as we again were able to utilize a small amount of foreign tax credit. There was a further increase of five percentage points in the effective tax rate in 1996 due primarily to the proportionately greater foreign earnings on which a higher tax rate is applied.

The Financial Accounting Standards Board recently issued Statement of Accounting Standard 123, "Accounting for Stock Based Compensation", which is addressed in Footnote J to the consolidated financial statements.

ACQUISITIONS

Twin Disc purchased the stock of Marine Diffusion, SRL, an Italian company active in the distribution of the Arneson surface drive in May 1995. The company, renamed Twin Disc Italia, SRL, provides sales and service for the full range of Twin Disc products and improves product visibility and service capability for our European customers.
                                   (20)

In February 1996, the Company entered into an agreement with Doen Marine Pty., Melbourne, giving Twin Disc the right to manufacture and market the Doen line of axial-flow water jet propulsion systems for boats. The water jets will be manufactured in Racine and will complement our line of marine transmissions, surface drives, and electronic control systems.

LIQUIDITY AND CAPITAL RESOURCES

Operating cash flows for 1995 increased to $7.6 million with some working capital increases, primarily inventory, partially offsetting the cash flow generated by improved net earnings. The operating cash flows and $1.4 million of net additional borrowing provided funds to invest in business acquisitions, purchase capital equipment and pay dividends. In 1996, the net cash from operating activities was a deficit of $4.8 million. Despite the higher earnings, working capital increases more than offset the positive cash flows. Receivables as a percent of net sales rose two percentage points from last year, but most of that increase was due to the high domestic shipments in June. Inventory, at higher levels throughout the year, declined during the fourth quarter and, as a percent of sales, ended the year at about the same rate as in 1995. Also, current liabilities were down from the prior year due to lower trade payables and a decline in the amount of current pension liabilities. During the year we took advantage of relatively low interest rates to convert $20 million of our revolving bank credit into fixed rate 10-year private placement debt. This will provide a stable financial base for future development and growth. Overall debt rose by $11 million in 1996 to cover increased working capital and purchase of the water jet license.

Fixed asset purchases in 1995 and 1996 were less than depreciation.   We will
continue to make the changes necessary to enhance our manufacturing capability and expect future spending will exceed depreciation somewhat in order to support more efficient manufacture of current and newly developed product.

With the increase in current assets and decline in liabilities, the current ratio at June 30, 1996 rose to 3.0, up from 2.5 at the previous two year-ends. Working capital increased by $6 million in 1995, generally reflecting the funds required to support the higher sales volume. Further increases of $9 million in 1996 related to the higher sales volume and the reduction of current liabilities discussed above.

The Company is involved in various stages of investigation relative to hazardous waste sites on the United States EPA National Priorities List. It is not possible at this time to determine the ultimate outcome of those matters; but, as discussed further in footnote O to the audited financial statements, they are not expected to affect materially the Company's operations, financial position, or cash flows. The Company believes the capital resources available in the form of existing cash, lines of credit and funds provided by operations will be adequate to meet anticipated requirements for capital expenditures and other foreseeable business requirements in the future.
                                 (21)

TWIN DISC, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
JUNE 30, 1996 and 1995
                (In thousands)                     1996          1995
                                                   ----          ----
ASSETS
Current assets:
  Cash and cash equivalents                     $  2,043      $  3,741
  Trade accounts receivable, net                  34,917        29,247
  Inventories                                     51,083        47,157
  Deferred income taxes                            2,710         3,865
  Other                                            5,887         6,480
                                                 -------       -------
        Total current assets                      96,640        90,490

Property, plant and equipment, net                35,715        37,348
Investment in affiliates                          12,079        14,249
Deferred income taxes                              3,758         4,119
Intangible pension asset                           8,079         8,293
Other assets                                       6,428         3,802
                                                 -------       -------
                                                $162,699      $158,301
                                                 -------       -------
                                                 -------       -------

LIABILITIES and SHAREHOLDERS' EQUITY


Current liabilities:
  Notes payable                                 $  7,360      $  2,415
  Accounts payable                                 8,806        12,395
  Accrued liabilities                             17,836        22,042
                                                 -------       -------
       Total current liabilities                  34,002        36,852

Long-term debt                                    19,938        14,000
Accrued retirement benefits                       33,578        32,827
                                                 -------       -------
                                                  87,518        83,679
Shareholders' equity:
  Common shares authorized: 15,000,000;
    issued: 3,643,630; no par value               11,653        11,653
  Preferred shares authorized: 200,000                -             -
  Retained earnings                               71,658        67,054
  Cumulative adjustments                           9,706        13,797
                                                 -------       -------
                                                  93,017        92,504
  Less treasury stock, at cost                    17,836        17,882
                                                 -------       -------
             Total shareholders' equity           75,181        74,622
                                                 -------       -------
                                                $162,699      $158,301
                                                 -------       -------
                                                 -------       -------

            The notes to consolidated financial statements
               are an integral part of these statements.
                                     (22)

TWIN DISC, INCORPORATED and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended June 30, 1996, 1995 and 1994

   (In thousands, except per share data)
                                       1996            1995           1994
                                       ----            ----           ----
Net sales                            $176,657        $164,232       $141,193
Cost of goods sold                    135,780         127,886        113,404
                                      -------         -------        -------
           Gross profit                40,877          36,346         27,789
Marketing, engineering and
  administrative expenses              28,706          26,461         22,840
                                      -------         -------        -------
           Earnings from operations    12,171           9,885          4,949
Other income (expense):
  Interest income                         121             186            173
  Interest expense                     (1,942)         (1,281)          (733)
  Equity in earnings of affiliates         45             186            522
  Other, net                              512            (392)            56
                                      -------         -------        -------
                                       (1,264)         (1,301)            18
                                      -------         -------        -------
           Earnings before income
             taxes                     10,907           8,584          4,967

Income taxes                            4,348           2,912            578
                                      -------         -------        -------

           Net earnings              $  6,559        $  5,672       $  4,389
                                      -------         -------        -------
                                      -------         -------        -------
Earnings per common share, based
  on weighted average shares
  outstanding                        $   2.36        $   2.03       $   1.57
                                      -------         -------        -------
                                      -------         -------        -------
Weighted average shares
  outstanding                           2,777           2,790          2,799
                                      -------         -------        -------
                                      -------         -------        -------

                   The notes to consolidated financial statements
                      are an integral part of these statements.
                                    (23)

TWIN DISC, INCORPORATED and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended June 30, 1996, 1995 and 1994
               (In thousands)               1996          1995          1994
                                            ----          ----          ----
Cash flows from operating
    activities:
  Net earnings                           $  6,559      $  5,672      $  4,389
  Adjustments to reconcile
      to net cash provided by
      operating activities:
    Depreciation and amortization           5,233         4,847         4,726
    Gain (loss)on sale of fixed assets        (26)           65          (185)
    Equity in earnings of affiliates          (45)         (186)         (522)
    Provision for deferred income taxes     1,646         1,038          (161)
    Changes in operating assets and
      liabilities:
      Trade accounts receivable, net       (6,055)       (2,266)          (66)
      Inventories                          (3,926)       (3,259)        1,969
      Other assets                           (987)       (3,608)       (1,842)
      Accounts payable                     (3,513)        3,765           501
      Accrued liabilities                  (3,231)        1,170          (570)
      Deferred retirement plan               (336)          337        (1,099)
                                          -------       -------       -------
Net cash provided (used) by
  operating activities                     (4,681)        7,575         7,140
                                          -------       -------       -------
Cash flows from investing activities:
  Proceeds from sale of plant assets           18            39         1,126
  Dividends received from affiliate           548           371           342
  Acquisitions of plant assets             (4,140)       (4,290)       (4,216)
  Payments for business acquisitions
    and investment in affiliates               -         (3,172)           -
  Payment for license agreement            (2,402)           -             -
                                          -------       -------       -------
Net cash used by investing activities      (5,976)       (7,052)       (2,748)
                                          -------       -------       -------
Cash flows from financing activities:
  Increases (decreases) in notes
    payable, net                            5,076        (1,113)          262
  Proceeds from long-term debt             19,914         2,500            -
  Principal payments on long-term debt    (14,000)           -         (1,500)
  Acquisition of treasury stock                -           (586)           -
  Proceeds from exercise of stock options      35            71            -
  Dividends paid                           (1,943)       (1,951)       (1,960)
                                          -------       -------       -------
Net cash provided (used) by
  financing activities                      9,082        (1,079)       (3,198)
                                          -------       -------       -------

Effect of exchange rate changes on cash      (123)          131            69
                                          -------       -------       -------

Net change in cash and cash equivalents    (1,698)         (425)        1,263

Cash and cash equivalents:
  Beginning of year                         3,741         4,166         2,903
                                          -------       -------       -------
  End of year                            $  2,043      $  3,741      $  4,166
                                          -------       -------       -------
                                          -------       -------       -------

              The notes to consolidated financial statements
               are an integral part of these statements.
                                     (24)

TWIN DISC, INCORPORATED and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
for the years ended June 30, 1996, 1995 and 1994
               (In thousands)                    1996      1995      1994
                                                 ----      ----      ----
Common stock
  Balance, June 30                            $ 11,653  $ 11,653  $ 11,653
                                               -------   -------   -------
Retained earnings
  Balance, July 1                               67,054    63,353    60,924
  Net earnings                                   6,559     5,672     4,389
  Cash dividends                                (1,943)   (1,951)   (1,960)
  Stock options exercised                          (12)      (20)       -
                                               -------   -------   -------
  Balance, June 30                              71,658    67,054    63,353
                                               -------   -------   -------
Treasury stock, at cost
  Balance, July 1                              (17,882)  (17,387)  (17,387)
  Shares acquired                                   -       (586)       -
  Stock options exercised                           46        91        -
                                               -------   -------   -------
  Balance, June 30                             (17,836)  (17,882)  (17,387)
                                               -------   -------   -------
Cumulative adjustments
  Balance, July 1                               13,797     7,778     6,219
  Foreign currency translation adjustment       (3,755)    5,352     2,510
  Minimum pension liability adjustment, net       (336)      667      (951)
                                               -------   -------   -------
  Balance, June 30                               9,706    13,797     7,778
                                               -------   -------   -------
Shareholders' equity balance, June 30         $ 75,181  $ 74,622  $ 65,397
                                               -------   -------   -------
                                               -------   -------   -------

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

Investment In Affiliates--The Company's 25% investments in affiliates are stated at cost, adjusted for equity in undistributed earnings since acquisition.

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

Receivables--Trade accounts receivable are stated net of an allowance for doubtful accounts of $372,000 and $409,000 at June 30, 1996 and 1995, respectively.

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

Management Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual amounts could differ from those estimates.

Fair Value of Financial Instruments--The carrying amount reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximates fair value because of the immediate short-term maturity of these financial instruments. The carrying amount reported for long-term debt approximates fair value because the underlying instrument bears interest at a current market rate.

Income Taxes--The Company recognizes deferred tax liabilities and assets for the expected future income tax consequences of events that have been recognized in the company's financial statements. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse.
                                     (26)

The Company does not provide for taxes which would be payable if undistributed earnings of its foreign subsidiaries or its foreign affiliate were remitted because the Company either considers these earnings to be invested for an indefinite period or anticipates that if such earnings were distributed, the U. S. income taxes payable would be substantially offset by foreign tax credits.

Reclassification--Certain amounts in the consolidated financial statements for prior years have been reclassified to conform to the 1996 presentation.


B.  INVENTORIES

The major classes of inventories at June 30 were as follows:

                      (In thousands)          1996            1995
                                              ----            ----
Finished parts                              $41,535         $32,887
Work-in-process                               5,429           7,849
Raw materials                                 4,119           6,421
                                            -------         -------
                                            $51,083         $47,157
                                            -------         -------
                                            -------         -------

Inventories stated on a LIFO basis represent approximately 36% of total inventories at June 30, 1996 and 1995. The approximate current cost of the LIFO inventories exceeded the LIFO cost by $17,171,000 and $16,782,000 at June 30, 1996 and 1995, respectively.


C.  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at June 30 were as follows:

                      (In thousands)          1996            1995
                                              ----            ----
Land                                        $ 1,399         $ 1,406
Buildings                                    19,082          19,366
Machinery and equipment                      88,182          88,675
                                            -------         -------
                                            108,663         109,447
Less accumulated depreciation                72,948          72,099
                                            -------         -------
                                            $35,715         $37,348
                                            -------         -------
                                            -------         -------

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

One customer accounted for approximately 10%, 12% and 13% of consolidated net sales in 1996, 1995 and 1994, respectively.
                                    (27)

Information about the Company's operations in different geographic areas for the years ended June 30, 1996, 1995 and 1994 is summarized as follows:

                        (In thousands)         1996       1995      1994
                                               ----       ----      ----
Sales to unaffiliated customers:
 United States                              $120,137   $108,607  $ 95,331
 Foreign:
    Europe                                    34,206     35,572    27,222
    Other                                     22,314     20,053    18,640
                                             -------    -------   -------
      Total                                 $176,657   $164,232  $141,193
                                             -------    -------   -------
                                             -------    -------   -------
Transfers between geographic areas:
 United States                              $ 30,230   $ 26,167  $ 24,003
 Foreign:
    Europe                                    23,130     15,024    10,508
    Other                                        322        361       132
                                             -------    -------   -------
      Total                                 $ 53,682   $ 41,552  $ 34,643
                                             -------    -------   -------
                                             -------    -------   -------
Net sales:
 United States                              $150,367   $134,774  $119,334
 Foreign:
    Europe                                    57,336     50,596    37,730
    Other                                     22,636     20,414    18,772
 Eliminations                                (53,682)   (41,552)  (34,643)
                                             -------    -------   -------
      Total                                 $176,657   $164,232  $141,193
                                             -------    -------   -------
                                             -------    -------   -------
Earnings before income taxes:
 United States                             $  2,821    $  4,332  $  1,500
 Foreign:
    Europe                                    6,126       2,635     1,513
    Other                                     1,960       1,617     1,954
                                            -------     -------   -------
      Total                                $ 10,907    $  8,584  $  4,967
                                            -------     -------   -------
                                            -------     -------   -------
Identifiable assets at June 30:
 United States                             $117,552    $106,971  $ 98,945
 Foreign:
    Europe                                   36,356      39,537    30,778
    Other                                    12,794      10,269     9,814
 Eliminations                                (4,003)      1,524     4,379
                                            -------     -------   -------
      Total                                $162,699    $158,301  $143,916
                                            -------     -------   -------
                                            -------     -------   -------

Net earnings of the foreign subsidiaries were $4,758,000,$2,480,000 and $2,365,000 in 1996, 1995 and 1994, respectively. The net assets of the foreign subsidiaries were $32,085,000 and $32,368,000 at June 30, 1996 and 1995, respectively. Undistributed earnings of foreign subsidiaries, on which no provisions for United States income taxes have been made, aggregated approximately $22,949,000 (including $5,170,000 translation component) at June
                                     (28)

30, 1996. Included in earnings are foreign currency transaction gains (losses) of $409,000, $(248,000) and $21,000 in 1996, 1995 and 1994,
respectively.


E.  INVESTMENTS IN AFFILIATES

The Company's investments in affiliates consists of 25% interests in Niigata Converter Company, Ltd., Japan and Palmer Johnson Distributors, LLC, a domestic distributor of Twin Disc products. The Company acquired the interest in Palmer Johnson Distributors, LLC, in July 1994.

Undistributed earnings of the affiliates included in consolidated retained earnings approximated $3,120,000 and $3,623,000 at June 30, 1996 and 1995, respectively.

Combined condensed financial data of the above-listed affiliates are summarized in U.S. dollars as follows:

                          (In thousands)
                                                 1996        1995
                                                 ----        ----
Current assets                                $104,949    $111,393
Other assets                                    51,263      63,898
                                               -------     -------
                                              $156,212    $175,291
                                               -------     -------
                                               -------     -------

Current liabilities                           $100,153    $100,836
Other liabilities                               14,622      24,693
Shareholders' equity                            41,437      49,762
                                               -------     -------
                                              $156,212    $175,291
                                               -------     -------
                                               -------     -------

                                              1996      1995      1994
                                              ----      ----      ----
Net sales                                  $183,487  $169,256  $152,728
Gross profit                                 23,436    26,173    21,864
Net earnings                                    181       742     2,087

F.  ACCRUED LIABILITIES

Accrued liabilities at June 30 were as follows:

                              (In thousands)      1996      1995
                                                  ----      ----
Salaries and wages                            $  5,756  $  6,476
Retirement plans                                 4,122     7,818
Other                                            7,958     7,748
                                               -------   -------
                                              $ 17,836  $ 22,042
                                               -------   -------
                                               -------   -------
                                     (29)

G.  DEBT

Short-term notes payable consists of amounts borrowed under line of credit agreements. Unused lines of credit total $11,632,000 at June 30, 1996. These lines of credit are available predominately at the LIBOR rate and may be withdrawn at the option of the banks. The weighted average interest rate of short-term lines outstanding at June 30, 1996 and 1995 was 8.4% and 9.4%, respectively.

Prior to June 1996, the Company maintained a three-year revolving credit agreement (the "Agreement") for borrowings of up to $16 million. The Agreement provided that the Company could select among various loan arrangements with interest based on the LIBOR or prime rates. The Company paid a commitment fee of 3/8 of 1% annually on the unused portion of the Agreement. In June 1996, the Company issued $20 million of 7.37% ten-year notes in a private placement offering, net of $86,000 unamortized debt issuance costs. Principal payments of $2,857,000 are due in the years 2000 through 2005, with the remaining balance due on June 1, 2006.

Cash paid for interest was $1,802,000, $1,288,000 and $771,000 in 1996, 1995
and 1994, respectively.


H.  LEASE COMMITMENTS

Approximate future minimum rental commitments under noncancellable operating leases are as follows:

          Fiscal Year                            (In thousands)
          -----------                             ------------
             1997                                    $ 2,000
             1998                                      1,693
             1999                                      1,245
             2000                                        738
             2001                                        469
          Thereafter                                     229
                                                       -----
                                                     $ 6,374
                                                       -----
                                                       -----

Total rent expense for operating leases approximated $2,109,000, $1,939,000 and $1,633,000 in 1996, 1995 and 1994, respectively.


I.  SHAREHOLDERS' EQUITY

At June 30, 1996 and 1995, treasury stock consisted of 866,356 and 868,606 shares of common stock, respectively. The Company issued 2,250 shares of treasury stock in 1996 to fulfill its obligations under the stock option plans. The difference between the cost of treasury shares issued and the option price is charged to retained earnings.

Cash dividends per share were $.70 in 1996, 1995 and 1994.
                                     (30)

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


J.   STOCK OPTION PLANS

The Company has a non-qualified stock option plan for officers, key employees and directors to purchase up to 125,000 shares of common stock, and an incentive stock option plan for officers and key employees to purchase up to 225,000 shares of common stock.

The plans are administered by the Executive Selection and Compensation Committee of the Board of Directors which has the authority to determine which officers and key employees of the Company will be granted options. The grant of options to non-employee directors is fixed and based on such directors' seniority. All options allow for the purchase of common stock at prices not less than the fair market value at the date of grant, except for options under the incentive stock option plan if the optionee owns more than 10% of the total combined voting power of all classes of the Company's stock, in which case the option price will be not less than 110% of the fair market value of such stock. Options granted under the plans become exercisable immediately and expire ten years after the date of grant, unless the employee owns more than 10% of the total combined voting power of all classes of the Company's stock, in which case they must be exercised within five years of the date of grant.

Shares available for future options as of June 30 were as follows:

                                           1996             1995
                                           ----             ----
        Non-qualified stock
         option plan                      28,650           42,550
        Incentive stock option plan       67,500           89,150

                                     (31)

Stock option transactions under the plans during 1996 and 1995 were as follows:

                                           1996             1995
                                           ----             ----
       Non-qualified stock
        option plan:
         Options outstanding
           at beginning of year           81,450           71,550
         Granted                          13,900           12,600
         Cancelled                            -            (1,700)
         Exercised ($17.88-$19.50
           per share)                         -            (1,000)
                                         -------          -------
         Options outstanding
           at June 30                     95,350           81,450
                                         -------          -------
                                         -------          -------
         Options price range
           at June 30                    $ 14.00 -        $ 14.00 -
                                           29.63            29.63


       Incentive stock option plan:
         Options outstanding
           at beginning of year          132,050          118,550
         Granted                          25,050           24,450
         Cancelled                        (3,400)          (7,550)
         Exercised ($14.00-$19.50
           per share)                     (2,250)          (3,400)

                                         -------          -------
         Options outstanding
           at June 30                    151,450          132,050
                                         -------          -------
                                         -------          -------
         Options price range
           at June 30                  $   14.00 -        $ 14.00 -
                                           29.63            29.63

The Company is required to adopt the pro forma disclosure requirements of SFAS No. 123, "Accounting for Stock Based Compensation," in fiscal year 1997. In the current fiscal year, the Company accounted for its stock option plan under the provisions of Accounting Principles Board Opinion No. 25.


K.  ENGINEERING AND DEVELOPMENT COSTS

Engineering and development costs include research and development expenses for new products, development and major improvements to existing products, and other charges for ongoing efforts to refine existing products. Research and development costs charged to operations totalled $2,564,000, $2,718,000 and $2,649,000 in 1996, 1995 and 1994, respectively. Total engineering and development costs were $6,998,000, $7,411,000 and $6,843,000 in 1996, 1995 and
1994, respectively.


L.  INCOME TAXES

United States and foreign earnings before income taxes were as follows:

                    (In thousands)      1996      1995      1994
                                        ----      ----      ----
     United States                    $ 2,821   $ 4,332   $ 1,500
     Foreign                            8,086     4,252     3,467
                                       ------    ------    ------
                                      $10,907   $ 8,584   $ 4,967
                                       ------    ------    ------
                                       ------    ------    ------

                                     (32)

The provision (credit) for income taxes is comprised of the following:

                    (In thousands)      1996      1995      1994
                                        ----      ----      ----
     Currently payable:
       Federal                        $   829   $   782   $  (112)
       State                               78        12        39
       Foreign                          1,925     1,007       812
                                       ------    ------    ------
                                        2,832     1,801       739
                                       ------    ------    ------
     Deferred:
       Federal                            388       452      (150)
       State                              (54)       12        -
       Foreign                          1,182       647       (11)
                                       ------    ------    ------
                                        1,516     1,111      (161)
                                       ------    ------    ------
                                      $ 4,348   $ 2,912   $   578
                                       ------    ------    ------
                                       ------    ------    ------

The components of the net deferred tax asset as of June 30, were as follows:

                     (In thousands)             1996             1995
                                                ----             ----
Deferred tax assets:
  Retirement plans and employer benefits      $ 9,971          $10,878
  Research and development expenses               926              205
  Other                                         1,550            1,205
  Foreign net operating
      loss carryforwards                          380            1,823
  Foreign tax credit carryforwards                292            2,150
  R&E tax credit carryforwards                    335              250
  Alternative minimum tax credit
      carryforwards                             1,223              979
  Valuation allowance                              -            (1,430)
                                               ------           ------
                                               14,677           16,060
                                               ------           ------
Deferred tax liabilities:
  Fixed assets                                  6,368            6,771
  Other                                         1,841            1,305
                                               ------           ------
                                                8,209            8,076
                                               ------           ------
Total net deferred tax assets                 $ 6,468          $ 7,984
                                               ------           ------
                                               ------           ------

[CAPTION]
                                     (33)

The Company previously recorded a valuation allowance to reflect the estimated amount of deferred tax assets which may not be realized due to the expiration of net operating loss and tax credit carryforwards. The change in the valuation allowance is as follows:

                     (In thousands)                1996           1995
                                                   ----           ----
Balance at July 1                                $(1,430)       $(2,453)
Utilization of foreign net operating loss
  carryforwards                                       -             139
Utilization of foreign tax credit carryforwards    1,430            884
                                                  ------         ------
Balance at June 30                               $    -         $(1,430)
                                                  ------         ------
                                                  ------         ------

Following is a reconciliation of the applicable U.S. federal income tax rate to the effective tax rates reflected in the statements of operations:

                                                 1996      1995     1994
                                                 ----      ----     ----
   U.S. federal income tax rate                  34.0%     34.0%    34.0%
   Increases (reductions)
       in tax rate resulting from:
     Utilization of net operating
       loss carryforwards                          -       (1.6)   (12.2)
     Foreign tax items                            4.2      (1.8)   (13.8)
     Employee benefits - foreign                   -        1.8      3.2
     Other, net                                   1.7       1.5      0.4
                                                 ----      ----     ----
                                                 39.9%     33.9%    11.6%
                                                 ----      ----     ----
                                                 ----      ----     ----

At June 30, 1996, net operating loss carryforwards of approximately $900,000 were available for reduction of future foreign income taxes payable at Twin Disc International, S. A.

Cash paid for income taxes was $4,946,000, $2,698,000 and $1,636,000 in 1996,

1995 and 1994, respectively.

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
                                     (34)

Net pension expense for the Company's domestic defined benefit plans consists of the following components:

                  (In thousands)                 1996      1995     1994
                                                 ----      ----     ----
Service cost-benefits earned during the year   $ 1,529   $ 1,585  $ 1,382
Interest cost on projected benefit obligation    6,823     6,643    6,518
Actual return on plan assets                    (9,956)   (3,835)  (1,882)
Net amortization and deferral                    5,304      (588)  (2,432)
                                                ------    ------   ------
Net pension cost                               $ 3,700   $ 3,805  $ 3,586
                                                ------    ------   ------
                                                ------    ------   ------

The following table sets forth the Company's domestic defined benefit plans' funded status and the amounts recognized in the Company's balance sheet as of June 30:

        (In thousands)                      1996          1995
                                            ----          ----
Actuarial present value of
  benefit obligations:
   Vested benefit obligation             $ 70,042      $ 63,804
   Non-vested benefit obligation           15,683        14,622
                                          -------       -------
   Accumulated benefit
    obligation                             85,725        78,426
   Effect of projected future
    compensation levels                     4,622         4,475
                                          -------       -------
   Projected benefit obligation            90,347        82,901
Plan assets at fair value                 (73,422)      (64,110)
                                           ------        ------
Deficiency of plan assets compared
  to projected benefit obligation          16,925        18,791
Unrecognized net loss                      (4,042)       (2,139)
Unrecognized prior service cost            (8,656)       (9,651)
Unrecognized transitional net
  liability                                  (667)         (799)
Adjustment required to recognize
  additional minimum liability              9,095         8,758
                                          -------       -------
Accrued retirement cost at June 30       $ 12,655     $  14,960
                                          -------       -------
                                          -------       -------

Assumptions used in accounting for the retirement plans are as follows:

                                                   1996         1995
                                                   ----         ----
       Discount rate                               7.8%         8.5%
       Rate of increase in compensation
         levels                                    4.5%         4.5%
       Expected long-term rate of return on
         plan assets                               9.0%         9.0%

                                     (35)

Total accrued retirement costs at June 30 are summarized as follows:

   (In thousands)                             1996            1995
                                              ----            ----
Current:
  Domestic defined benefit plans            $ 1,156         $ 3,907
  Foreign contributory benefit plans            673           1,092
                                             ------          ------
                                              1,829           4,999
Long-term:
  Domestic defined benefit plans             11,499          11,053
                                             ------          ------

                                            $13,328         $16,052
                                             ------          ------
                                             ------          ------

Retirement plan expense for the Company's foreign plans was $597,000, $307,000 and $246,000 in 1996, 1995 and 1994, respectively.

The Company sponsors defined contribution plans covering substantially all domestic employees. These plans provide for employer contributions based primarily on employee participation. The total expense under the plans was $1,056,000, $906,000 and $933,000 in 1996, 1995 and 1994, respectively.

In addition to providing pension benefits, the Company provides health care and life insurance benefits for certain domestic retirees. In 1993, the Company executed amendments to the health care insurance plan to require all employees retiring after December 31, 1992, and electing to continue coverage through the Company's group plan, to pay 100% of the premium cost.

The Company recognized $2,680,000, $2,841,000 and $2,193,000 in non-pension postretirement benefit expense in 1996, 1995 and 1994, respectively, which consists primarily of interest cost.

The following table sets forth the status of the postretirement benefit programs (other than pensions) and amounts recognized in the Company's consolidated balance sheet at June 30:

           (In thousands)                           1996          1995
                                                    ----          ----
Accumulated postretirement benefit obligation:
 Retirees                                         $28,077       $29,993
 Fully eligible active plan participants              433           387
 Other active participants                            471           393
                                                   ------        ------
                                                   28,981        30,773
 Unamortized net amount resulting
   from changes in plan experience and
   actuarial assumptions                           (4,279)       (6,222)
                                                   ------        ------
Accrued postretirement benefit obligation         $24,702       $24,551
                                                   ------        ------
                                                   ------        ------

The current portion of the accumulated postretirement benefit obligation of $2,293,000 and $2,680,000 is included in accrued liabilities at June 30, 1996 and 1995, respectively.

The assumed weighted average discount rate used in determining the actuarial present value of the accumulated postretirement benefit obligation was 7.75% and 8% at June 30, 1996 and 1995, respectively. The assumed weighted average health care cost trend rate was 10% in fiscal year 1996, decreasing by 1% each year thereafter until it reaches 7% in fiscal year 1999, and remains constant thereafter. A 1% increase in the assumed health care trend would increase the accumulated postretirement benefit obligation by approximately $1.9 million and the interest cost by approximately $154,000.
                                     (36)


N.  ACQUISITION

Effective January 1, 1995, the Company purchased all outstanding stock of Marine Diffusion SRL, an Italian distributor of Twin Disc products and other marine components and assemblies. The purchase price ($172,000) approximated the fair value of assets acquired.

The purchase method of accounting was applied to the above transaction. The results of operations of the acquisition are included in the accompanying consolidated financial statements since the date of acquisition. Pro forma results of operations are not presented as the amounts do not significantly differ from historical results.


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

At June 30, 1996, the Company has accrued approximately $1,200,000, which represents the best estimate available for the possible losses. This amount has been accrued over the past several years. Based on the information available, the Company does not expect that any unrecorded liability related to these matters would materially affect the consolidated financial position, results of operations or cash flows.
                                     (37)
        35
                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Shareholders
Twin Disc, Incorporated
Racine, Wisconsin

We have audited the accompanying consolidated balance sheets of Twin Disc, Incorporated and Subsidiaries as of June 30, 1996 and 1995, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Twin Disc, Incorporated and Subsidiaries as of June 30, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1996 in conformity with generally accepted accounting principles.



                               COOPERS & LYBRAND L.L.P.

Milwaukee, Wisconsin
July 26, 1996

                                     (39)

FINANCIAL SUMMARY
                         1996      1995       1994     1993      1992
(In thousands of dollars, except where noted)
Statement of Operations

Net sales              $176,657  $164,232  $141,193  $139,403  $136,255
Costs and expenses,
 including marketing,
 engineering and
 administrative         164,486   154,347   136,244   135,284   134,242
Earnings
 from operations         12,171     9,885     4,949     4,119     2,013
Other income
 (expense)               (1,264)   (1,301)       18       (95)     (162)
Earnings
 before income taxes     10,907     8,584     4,967     4,024     1,851
Income taxes              4,348     2,912       578     1,362       810
Net earnings              6,559     5,672     4,389     2,662     1,041

Overseas operations
  Sales                  55,520    55,625    45,862    44,766    45,668
  Earnings (loss)         4,758     2,480     2,365     1,673      (478)

Balance Sheet

Assets
Cash and equivalents      2,043     3,741     4,166     2,903     2,987
Receivables, net         34,917    29,247    25,682    25,106    26,026
Inventories              51,083    47,157    41,569    42,562    36,686
Other current assets      8,597    10,345     8,993     6,961     4,521
Total current assets     96,640    90,490    80,410    77,532    70,220
Investments and
 other assets            30,344    30,463    26,830    21,813    10,554
Fixed assets less
 accumulated
 depreciation            35,715    37,348    36,676    37,560    38,724
Total assets            162,699   158,301   143,916   136,905   119,498

Net assets overseas      32,085    32,368    29,580    28,059    30,477

Liabilities and Shareholders' Equity
Current liabilities      34,002    36,852    32,710    31,252    35,694
Long-term debt           19,938    14,000    11,500    13,000        -
Deferred liabilities     33,578    32,827    34,309    31,244     7,365
Shareholders' equity     75,181    74,622    65,397    61,409    76,439
Total liabilities and
 shareholders' equity   162,699   158,301   143,916   136,905   119,498

1993 Net Earnings data and Return percentages reflect operating earnings before the effect of adopting Financial Accounting Standards 106 and 109. The cumulative effect of their adoption was a net loss of $14.44 million or $5.16 per share.
                                  (40-41)

FINANCIAL SUMMARY (CONTINUED)
                         1996      1995       1994     1993      1992

(In thousands of dollars, except where noted)

Comparative Financial Information
Per share statistics
Net earnings               2.36      2.03      1.57       .95       .37
Dividends                   .70       .70       .70       .70       .70
Shareholders' equity      27.07     26.75     23.36     21.93     27.10

Return on equity           8.7%      7.6%      6.7%      4.3%      1.4%
Return on assets           4.0%      3.6%      3.0%      1.9%       .9%
Return on sales            3.7%      3.5%      3.1%      1.9%       .8%

Average shares
 outstanding          2,776,805 2,790,111 2,799,390 2,799,603 2,820 513
Number of shareholder
 accounts                   913       996     1,058     1,139     1,214
Number of employees       1,080     1,097     1,099     1,114     1,221

Additions to plant
 and equipment            4,140     4,290     4,216     4,684     4,390
Depreciation              5,071     4,792     4,670     4,958     5,452
Net working capital      62,638    53,638    47,700    46,280    34,526

1993 Net Earnings data and Return percentages reflect operating earnings before the effect of adopting Financial Accounting Standards 106 and 109. The cumulative effect of their adoption was a net loss of $14.44 million or $5.16 per share.
                                  (40-41)

DIRECTORS

MICHAEL E. BATTEN
  Chairman, Chief Executive Officer
WILLIAM W. GOESSEL
  Retired Chairman and former Chief Executive Officer, Harnischfeger
Industries,
Incorporated, (Manufacturer of Cranes, Mining Equipment and Papermaking
Machines),
Milwaukee, Wisconsin
JEROME K. GREEN
  Former Group Vice President, The Marmon Group, (A Diversified Manufacturer), Chicago, Illinois
MICHAEL H. JOYCE
  President, Chief Operating Officer
JOHN L. MURRAY
  Retired Chairman-Chief Executive Officer, Universal Foods Corporation, (Manufacturer and Marketer of Food Ingredients and Specialty Foods), Milwaukee,
Wisconsin
JAMES O. PARRISH
  Vice President-Finance & Treasurer
PAUL J. POWERS
  Chairman, President-Chief Executive Officer, Commercial Intertech Corp., (Manufacturer of Hydraulic Components, Fluid Purification Products, Pre-Engineered
Buildings and Stamped Metal Products), Youngstown, Ohio
RICHARD T. SAVAGE
  President-Chief Executive Officer, Modine Manufacturing Company, (Manufacturer of
Heat Exchange Equipment), Racine, Wisconsin
DAVID L. SWIFT
  Retired Chairman, President-Chief Executive Officer, Acme-Cleveland
Corporation,
(Manufacturer of Diversified Industrial Products), Pepper Pike, Ohio
STUART W. TISDALE
  Retired Chairman-Chief Executive Officer, WICOR, Inc. (Parent Company of Wisconsin
Gas Company, Sta-Rite Industries, Incorporated and WEXCO of Delaware, Incorporated),
Milwaukee, Wisconsin
DAVID R. ZIMMER
  President-Chief Executive Officer, Core Industries, Inc., (Manufacturer of Specialized Products for Electronics, Fluid Controls, Construction and Farm Equipment Markets), Bloomfield Hills, Michigan
                                    (42)

OFFICERS

MICHAEL E. BATTEN
  Chairman, Chief Executive Officer
MICHAEL H. JOYCE
  President, Chief Operating Officer
JAMES O. PARRISH
  Vice President-Finance & Treasurer
PHILIPPE PECRIAUX
  Vice President-Europe
JAMES MCINDOE
  Vice President-International Marketing
LANCE J. MELIK
  Vice President-Corporate Development
MICHAEL J. HABLEWITZ
  Vice President-Quality Assurance
FRED H. TIMM
  Corporate Controller & Secretary
PAUL A. PELLIGRINO
  Vice President-Engineering
JOHN W. SPANO
  Vice President-Sales and Marketing
DARRELL J. OLSON
  Vice President-Human Resources
                                    (43)

CORPORATE DATA

ANNUAL MEETING
  Corporate Offices, 2:00 PM, October 18, 1996
SHARES TRADED
  New York Stock Exchange: Symbol TDI
ANNUAL REPORT ON SECURITIES AND EXCHANGE COMMISSION FORM 10-K
  SINGLE COPIES OF THE COMPANY'S 1996 ANNUAL REPORT ON SECURITIES AND
EXCHANGE
COMMISSION FORM 10-K WILL BE PROVIDED WITHOUT CHARGE TO
SHAREHOLDERS AFTER
SEPTEMBER
30, 1996, UPON WRITTEN REQUEST DIRECTED TO THE SECRETARY, TWIN DISC,
INCORPORATED,
1328 RACINE STREET, RACINE, WISCONSIN 53403.
TRANSFER AGENT & REGISTRAR
  Firstar Trust Company, Milwaukee, Wisconsin
INDEPENDENT ACCOUNTANTS
  Coopers & Lybrand L.L.P., Milwaukee, Wisconsin
GENERAL COUNSEL
  von Briesen, Purtell, & Roper, S.C., Milwaukee, Wisconsin
CORPORATE OFFICES
  Twin Disc, Incorporated, Racine, Wisconsin 53403, Telephone: (414) 638-4100 WHOLLY OWNED SUBSIDIARIES
  Twin Disc International S.A., Nivelles, Belgium
  Twin Disc Spain, S.A., Madrid, Spain
  Twin Disc Italia S.R.L., Viareggio, Italy
  Twin Disc (Pacific) Pty. ltd., Brisbane, Queensland, Australia
  Twin Disc (Far East) Ltd., Singapore
  Twin Disc (South Africa) Pty. Ltd., Johannesburg, South Africa
  Mill-Log Equipment Co., Inc., Coburg, Oregon
  Southern Diesel Systems Inc., Miami, Florida
  TD Electronics, Inc., Loves Park, Illinois
PARTIALLY OWNED AFFILIATES
  Niigata Converter Company, Ltd., Kamo, Omiya and Tokyo, Japan
  Palmer Johnson Distributors, LLC, Sturgeon Bay, Wisconsin
MANUFACTURING FACILITIES
  Racine, Wisconsin; Nivelles, Belgium; Kamo and Omiya Japan
SALES OFFICES
DOMESTIC
  Racine, Wisconsin; Coburg, Oregon; Seattle, Washington; Miami, Florida; Jacksonville, Florida
OVERSEAS
  Nivelles, Belgium; Brisbane and Perth Australia; Singapore; Johannesburg,
South
Africa; Madrid, Spain; Viareggio, Italy
AFFILIATES
  Tokyo, Japan; Sturgeon Bay, Wisconsin
MANUFACTURING LICENSES
  Niigata Converter Company, Ltd., Tokyo, Japan; Transfluid S.R.L., Milan,
Italy;
Nakamura Jico Co. Ltd., Tokyo, Japan; Hindustan Motors, Ltd., Madras, India
                                    (44)