Form 10-K, Exhibit 13
period 1997-06-30
TWIN DISC INC
filed 1997-09-25
CIK 100378

                                       EXHIBIT 13

 FINANCIAL HIGHLIGHTS

                                                1997       1996       1995
 Net Sales                                    $189,942   $176,657   $164,232
 Net Earnings                                    7,729      6,559      5,672
 Net Earnings Per Share                           2.78       2.36       2.03
 Dividends Per Share                               .70        .70        .70
 Average Shares Outstanding For The Year     2,781,174  2,776,805  2,790,111

 Sales and Earnings by Quarter
 1997                    1st Qtr.   2nd Qtr.   3rd Qtr.   4th Qtr.    Year
 Net Sales               $40,941    $45,496    $49,204    $54,301   $189,942
 Gross Profit              8,687     10,980     11,724     12,428     43,819
 Net Earnings              1,132      1,742      1,916      2,939      7,729
 Net Earnings Per Share      .41        .63        .69       1.05       2.78
 Dividends Per Share        .175       .175       .175       .175        .70
 Stock Price Range:
   High                   23 5/8     23 5/8     25 1/8     28 3/4     28 3/4
   Low                    21 3/4     21 3/8     21 3/8     23 3/8     21 3/8

 Sales and Earnings by Quarter
 1996                    1st Qtr.   2nd Qtr.   3rd Qtr.   4th Qtr.    Year
 Net Sales               $36,775    $41,763    $47,209    $50,910   $176,657
 Gross Profit              7,093      9,295     11,340     13,149     40,877
 Net Earnings                221      1,263      1,808      3,267      6,559
 Net Earnings Per Share      .08        .45        .65       1.18       2.36
 Dividends Per Share        .175       .175       .175       .175        .70
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

 Sales for 1997 were up over the previous year continuing a five year trend of revenue growth. Shipments into our traditional markets generally remained stable during the year with new business providing for the second consecutive year of 8percent sales growth. Although order rates fluctuated during the year, there was a positive trend which provided a $10 million increase in backlog by year-end.

 Net sales for 1997 were $190 million, an increase of 8 percent over the $177 million reported in 1996, and 16 percent above the $164 million in 1995. All of our operations around the world contributed to the 8 percent sales increase in 1996, but the strongest showing came from our manufacturing operations and the domestic marketing subsidiaries. Demand from the marine and construction equipment markets continued, and there was new interest in modulating clutches for marine and environmental applications. There was an 8 percent sales increase again in 1997 with almost all of the improvement provided by shipments of power shift transmissions for a major vehicle contract. Though some softness occurred in demand for the lower horsepower marine transmissions at mid-year, shipments for the twelve months to our principal markets again provided a solid base of sales comparable to the previous year.

 Shipments from our overseas marketing subsidiaries showed continued improvement throughout the period rising by about 10 percent in each of the past two fiscal years. Sales improvements in both years were largely related to boat building activity in the Pacific Rim with additional incremental business obtained in 1997 for Arneson surface drives in Europe.

 During the period, foreign currency exchange rates had little impact on reported sales. The dollar, which had weakened against European currencies in 1995, stabilized in 1996 and became stronger in 1997 but did not significantly impact reported sales in either year. Price increases, which were implemented selectively in each year, had the overall effect of increasing revenues by less than the rate of inflation.

 The backlog of orders scheduled for shipment during the next six months increased in the third quarter of fiscal 1996 on the strength of a large order for power shift transmissions. However, by June of that year backlog was down by 9 percent from a year earlier primarily due to strong year-end shipments and a reduction in past due orders. Order rates improved early in 1997 and, although there was some modest softening in selected markets by mid-year, year-end backlog was up 16 percent over the prior year.

 MARGINS, COSTS AND EXPENSES

 Since the late 1980's we have been rearranging and restructuring our manufacturing operations. In this continuous improvement effort, portions of both domestic and overseas manufacturing facilities have been changed several times. The most recent changes have been in our domestic plants. The clutch, PTO, and drive line business unit completed its rearrangement in late 1995 and the marine and custom transmission business units cellularization program was
                                      (19)

 completed in 1996. The benefits of those changes have been improved productivity and product delivery. Our Belgian plant, which has a more homogeneous production volume than in the U.S., has been realizing benefits of its cellularization program for the past several years.

 The consolidated gross margin increased by 1 percentage point in 1996, primarily as a result of improved productivity in Europe and a favorable product mix at our Belgian operation. Domestic margins increased in the last quarter of that fiscal year as we began to realize the benefits of the manufacturing improvements. However, domestic margins were down slightly for the year due to a first quarter voluntary separation program charge and inefficiencies at mid-year related to a change in computer hardware and business systems.

 In 1997, the gross margin continued to improve during the first two quarters but declined during the second half of the year and by year-end the consolidated margin was even with a year ago. Domestic margins showed year-to-year improvement throughout the year, but margins in Belgium declined in the second half. That decline was caused by a temporary drop in orders and resultant short work-weeks with reduced productivity.

 Marketing, engineering, and administrative (MEA)expenses increased by 8 percent in 1996, about the same percent as the sales growth. Increases were due primarily to the addition of marketing and engineering personnel, higher computer related expense, and additional product promotion and other marketing expense.

 In 1997, MEA expenses rose by almost 9 percent and increased slightly as a percent of sales. The increase occurred at our domestic location with expense of the full year of salaries for prior year marketing and engineering personnel additions, a one-time expense of an accelerated product development program, and a salaried employee bonus payment not made in the previous year. A propulsion products marketing group also was established in 1997 to focus on development of markets for our full line of marine propulsion products - transmissions, Arneson drives, and water jets.

 INTEREST, TAXES AND NET EARNINGS

 The increase in interest income of $1.2 million in 1997 over 1996 is attributed to interest received on an income tax refund.

 The substantial increase in interest expense in 1996 was generated about equally by higher domestic debt and payment of interest related to the audit of prior years' tax returns. As discussed in more detail below, additional debt was required to finance the working capital increase. Virtually all of the short-term debt was repaid by the end of fiscal year 1997 and interest expense declined by about 8 percent in that year.

 The effective income tax rate in 1995 was slightly lower than the composite of our various statutory tax rates as we were able to utilize the remaining small amount of foreign tax credit carryforwards. The tax rate rose in 1996 and 1997 due primarily to the proportionately greater foreign earnings on which a higher tax rate is applied.

 As a result of the sales growth and other improvements discussed above, net earnings for 1997 were $7.7 million, an increase of 18 percent over the $6.6 million in 1996, and 36 percent over the $5.7 million in 1995.

 LIQUIDITY AND CAPITAL RESOURCES

 The net cash from operating activities in 1996 was a deficit of $4.1 million, down sharply from the positive cash flows of a year earlier. Despite the improved profitability in 1996, working capital increases more than offset the

                                      (20)

 positive cash flows from earnings and depreciation. Inventory increased in line with the higher sales; but, as a percent of net sales, receivables rose by two percentage points during the year. Also, current liabilities were down from the prior year. In 1997, the positive cash flows from higher earnings and depreciation were supplemented by reductions in accounts receivable and inventory, and the net cash flow from operating activities was a record $20.5 million. Receivable days outstanding and inventory turnover ended the year at their best rates since 1990. After fixing the interest rate on most of our debt with a private placement in 1996, we focused on improving cash flow and reducing short-term debt. Borrowings, primarily domestic, declined by $7 million in 1997.

 Fixed asset purchases in recent years have been less than depreciation as we generally have rearranged existing machinery into cells. With that program completed, we are in a better position to identify critical equipment needs; and we expect future spending will exceed depreciation somewhat as individual cell structures are refined.

 Working capital and the current ratio have risen in each of the past two years. The working capital increase of $9 million in 1996 primarily provided the funds required to support the higher sales volume. A further increase of $5.7 million this past year reflected an increase in cash and short-term investments and a reduction in short-term borrowings. The current ratio at June 30, 1997 rose to 3.3, up from 2.8 at the previous year-end.

 The Company is involved in various stages of investigation relative to hazardous waste sites on the United States EPA National Priorities List. It is not possible at this time to determine the ultimate outcome of those matters; but, as discussed further in Footnote N to the consolidated financial statements, they are not expected to materially affect the Company's operations, financial position or cash flows. The Company believes the capital resources available in the form of existing cash, lines of credit and funds provided by operations will be adequate to meet anticipated requirements for capital expenditures and other foreseeable business requirements in the future.

 RECENT FINANCIAL REPORTING PROUNCEMENTS

 The Financial Accounting Standards Board issued Statements of Accounting Standards No. 128, "Earnings Per Share", and No. 131, "Disclosure about Segments of an Enterprise and Related Information", which are addressed in Footnotes H and I, respectively, to the consolidated financial statements.

                                      (21)

 TWIN DISC, INCORPORATED AND SUBSIDIARIES
 CONSOLIDATED BALANCE SHEETS
 JUNE 30, 1997 and 1996

         (Dollars in thousands)                     1997          1996
                                                    ----          ----
 ASSETS

 Current assets:
   Cash and cash equivalents                     $  8,983      $  2,043
   Trade accounts receivable, net                  32,428        34,917
   Inventories                                     47,844        51,083
   Deferred income taxes                            3,491         2,710
   Other                                            5,216         5,887
                                                  -------       -------
         Total current assets                      97,962        96,640

 Property, plant and equipment, net                34,249        35,715
 Investments in affiliates                         10,880        12,079
 Deferred income taxes                              4,559         3,758
 Intangible pension asset                           4,779         8,079
 Other assets                                       6,326         6,428
                                                  -------       -------
                                                 $158,755      $162,699
                                                  -------       -------
                                                  -------       -------

 LIABILITIES and SHAREHOLDERS' EQUITY


 Current liabilities:
   Notes payable                                 $    169      $  7,360
   Accounts payable                                12,834         8,806
   Accrued liabilities                             16,618        17,836
                                                  -------       -------
        Total current liabilities                  29,621        34,002

 Long-term debt                                    19,944        19,938
 Accrued retirement benefits                       35,393        33,578
                                                  -------       -------
                                                   84,958        87,518
 Shareholders' equity:
   Common shares authorized: 15,000,000;
     issued: 3,643,630; no par value               11,653        11,653
   Retained earnings                               77,424        71,658
   Foreign currency translation adjustment          6,060        10,326
   Minumum pension liability adjustment            (3,708)         (620)
                                                  -------       -------
                                                   91,429        93,017
   Less treasury stock, at cost                    17,632        17,836
                                                  -------       -------
              Total shareholders' equity           73,797        75,181
                                                  -------       -------
                                                 $158,755      $162,699
                                                  -------       -------
                                                  -------       -------

             The notes to consolidated financial statements
                are an integral part of these statements.

                                     (22)

 TWIN DISC, INCORPORATED and SUBSIDIARIES
 CONSOLIDATED STATEMENTS OF OPERATIONS
 for the years ended June 30, 1997, 1996 and 1995
    (In thousands, except per share data)
                                        1997            1996           1995
                                        ----            ----           ----
 Net sales                            $189,942        $176,657       $164,232
 Cost of goods sold                    146,123         135,780        127,886
                                       -------         -------        -------
            Gross profit                43,819          40,877         36,346
 Marketing, engineering and
   administrative expenses              31,219          28,706         26,461
                                       -------         -------        -------
            Earnings from operations    12,600          12,171          9,885
 Other income (expense):
   Interest income                       1,335             121            186
   Interest expense                     (1,781)         (1,942)        (1,281)
   Equity in earnings of affiliates        307              45            186
   Other, net                              219             512           (392)
                                       -------         -------        -------
                                            80          (1,264)        (1,301)

                                       -------         -------        -------
            Earnings before income
              taxes                     12,680          10,907          8,584

 Income taxes                            4,951           4,348          2,912
                                       -------         -------        -------

            Net earnings              $  7,729        $  6,559       $  5,672
                                       -------         -------        -------
                                       -------         -------        -------
 Earnings per common share, based
   on weighted average shares
   outstanding                        $   2.78        $   2.36       $   2.03
                                       -------         -------        -------
                                       -------         -------        -------
 Weighted average shares
   outstanding                           2,781           2,777          2,790
                                       -------         -------        -------
                                       -------         -------        -------

                    The notes to consolidated financial statements
                       are an integral part of these statements.

                                      (23)

 TWIN DISC, INCORPORATED and SUBSIDIARIES
 CONSOLIDATED STATEMENTS OF CASH FLOWS
 for the years ended June 30, 1997, 1996 and 1995
                (In thousands)               1997          1996          1995
                                             ----          ----          ----
 Cash flows from operating
     activities:
   Net earnings                           $  7,729      $  6,559      $  5,672
   Adjustments to reconcile
       to net cash provided (used)
       by operating activities:
     Depreciation and amortization           5,489         5,233         4,847
     (Gain)loss on sale of fixed assets       (127)          (26)           65
     Equity in earnings of affiliates         (307)          (45)         (186)
     Provision for deferred income taxes     1,481         1,646         1,038
     Dividends received from affiliate         300           548           371
     Changes in operating assets and
       liabilities:
       Trade accounts receivable, net        1,267        (6,055)       (2,266)
       Inventories                           2,882        (3,926)       (3,259)
       Other assets                           (954)         (987)       (3,608)
       Accounts payable                      3,463        (3,513)        3,765
       Accrued liabilities                    (391)       (3,982)        2,823
       Deferred retirement plan               (345)          415        (1,316)
                                            -------       -------       -------
 Net cash provided (used) by
   operating activities                     20,487        (4,133)        7,946
                                            -------       -------       -------
 Cash flows from investing activities:
   Proceeds from sale of plant assets          501            18            39
   Acquisitions of plant assets             (4,734)       (4,140)       (4,290)
   Investment in affiliate                      -             -         (3,000)
   Payment for license agreement                -         (2,402)           -
   Other                                        -             -           (172)
                                           -------       -------       -------
 Net cash used by investing activities      (4,233)       (6,524)       (7,423)
                                           -------       -------       -------
 Cash flows from financing activities:
   Increases (decreases) in notes
     payable, net                           (7,182)        5,076        (1,113)
   Proceeds from long-term debt                  4        19,914         2,500
   Principal payments on long-term debt         -        (14,000)           -
   Acquisition of treasury stock                -             -           (586)
   Proceeds from exercise of stock options     188            35            71
   Dividends paid                           (1,947)       (1,943)       (1,951)
                                           -------       -------       -------
 Net cash provided (used) by
   financing activities                     (8,937)        9,082        (1,079)
                                           -------       -------       -------

 Effect of exchange rate changes on cash      (377)         (123)          131
                                           -------       -------       -------

 Net change in cash and cash equivalents     6,940        (1,698)         (425)

 Cash and cash equivalents:
   Beginning of year                         2,043         3,741         4,166
                                           -------       -------       -------
   End of year                            $  8,983      $  2,043      $  3,741
                                           -------       -------       -------
                                           -------       -------       -------
 Supplemental cash flow information:
   Cash paid during the year for:

      Interest                            $  1,822      $  1,802      $  1,288

      Income taxes                           3,318         4,946         2,698

               The notes to consolidated financial statements
                are an integral part of these statements.
                                   (24)

 TWIN DISC, INCORPORATED and SUBSIDIARIES
 CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
 for the years ended June 30, 1997, 1996 and 1995
                (In thousands)                    1997      1996      1995
                                                  ----      ----      ----
 Common stock
   Balance, June 30                            $ 11,653  $ 11,653  $ 11,653
                                                -------   -------   -------
 Retained earnings
   Balance, July 1                               71,658    67,054    63,353
   Net earnings                                   7,729     6,559     5,672
   Cash dividends                                (1,947)   (1,943)   (1,951)
   Stock options exercised                          (16)      (12)      (20)
                                                -------   -------   -------
   Balance, June 30                              77,424    71,658    67,054
                                                -------   -------   -------
 Foreign currency translation adjustment
   Balance, July 1                               10,326    14,081     8,729
   Current adjustment                            (4,266)   (3,755)    5,352
                                                -------   -------   -------
   Balance, June 30                               6,060    10,326    14,081
                                                -------   -------   -------
 Minimum pension liability adjustment, net
   Balance, July 1                                 (620)     (284)     (951)
   Current adjustment, net of related income
     taxes ($1,975 in 1997, $215 in 1996
     and $(426) in 1995)                         (3,088)     (336)      667
                                                -------   -------   -------
   Balance, June 30                              (3,708)     (620)     (284)
                                                -------   -------   -------
 Treasury stock, at cost
   Balance, July 1                              (17,836)  (17,882)  (17,387)
   Shares acquired                                   -         -       (586)
   Stock options exercised                          204        46        91
                                                -------   -------   -------
   Balance, June 30                             (17,632)  (17,836)  (17,882)
                                                -------   -------   -------
 Shareholders' equity balance, June 30         $ 73,797  $ 75,181  $ 74,622
                                                -------   -------   -------
                                                -------   -------   -------

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

 Receivables--Trade accounts receivable are stated net of an allowance for doubtful accounts of $538,000 and $372,000 at June 30, 1997 and 1996, respectively.

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

 Derivative Financial Instruments--Derivative financial instruments (primarily forward foreign exchange contracts) may be utilized by the Company to hedge foreign exchange rate risk. The Company has established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities. The Company does not enter into financial instruments for trading or speculative purposes. For financial reporting purposes, forward foreign exchange contracts used to hedge the currency fluctuations on transactions denominated in foreign currencies are marked-to-market and the resulting gains and losses, together with the offsetting losses and gains on hedged transactions, are recorded in the "Other income (expense)" caption in the statement of operations.

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

 Investments in Affiliates--The Company's 25% investments in affiliates are stated at cost, adjusted for equity in undistributed earnings since acquisition.

 Revenue Recognition--Revenues are recognized when products are shipped.

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

 Reclassification--Certain amounts in the consolidated financial statements for prior years have been reclassified to conform to the 1997 presentation.


 B.  INVENTORIES

 The major classes of inventories at June 30 were as follows:

                       (In thousands)          1997            1996
                                               ----            ----
 Finished parts                              $38,713         $41,535
 Work-in-process                               5,997           5,429
 Raw materials                                 3,134           4,119
                                             -------         -------
                                             $47,844         $51,083
                                             -------         -------
                                             -------         -------

 Inventories stated on a LIFO basis represent approximately 42% and 36% of total inventories at June 30, 1997 and 1996, respectively. The approximate current cost of the LIFO inventories exceeded the LIFO cost by $17,526,000 and $17,171,000 at June 30, 1997 and 1996, respectively.


 C.  PROPERTY, PLANT AND EQUIPMENT

 Property, plant and equipment at June 30 were as follows:

                       (In thousands)          1997            1996
                                               ----            ----
 Land                                        $ 1,335         $ 1,399
 Buildings                                    18,708          19,082
 Machinery and equipment                      87,832          88,182
                                             -------         -------
                                             107,875         108,663
 Less accumulated depreciation                73,626          72,948
                                             -------         -------

                                             $34,249         $35,715
                                             -------         -------
                                             -------         -------

 D.  INVESTMENTS IN AFFILIATES

 The Company's investments in affiliates consists of 25% interests in Niigata Converter Company, Ltd., Japan and Palmer Johnson Distributors, LLC, a domestic distributor of Twin Disc products. The Company acquired the interest in Palmer Johnson Distributors, LLC, in July 1994.
                                      (27)
 Undistributed earnings of the affiliates included in consolidated retained earnings approximated $3,127,000 and $3,120,000 at June 30, 1997 and 1996, respectively.

 Combined condensed financial data of the above-listed affiliates are summarized in U.S. dollars as follows:

                           (In thousands)
                                                  1997        1996
                                                  ----        ----
 Current assets                                $ 87,375    $104,949
 Other assets                                    43,582      51,263
                                                -------     -------
                                               $130,957    $156,212
                                                -------     -------
                                                -------     -------

 Current liabilities                           $ 85,479    $100,153
 Other liabilities                                8,479      14,622
 Shareholders' equity                            36,999      41,437
                                                -------     -------
                                               $130,957    $156,212
                                                -------     -------
                                                -------     -------


                                               1997      1996      1995
                                              -----      ----      ----

 Net sales                                  $166,171  $183,487  $169,256
 Gross profit                                 19,911    23,436    26,173
 Net earnings                                  1,228       181       742


 E.  ACCRUED LIABILITIES

 Accrued liabilities at June 30 were as follows:

                               (In thousands)      1997      1996
                                                   ----      ----
 Salaries and wages                            $  5,983  $  5,756
 Retirement plans                                 2,150     4,122
 Other                                            8,485     7,958
                                                -------   -------
                                               $ 16,618  $ 17,836
                                                -------   -------
                                                -------   -------

 F.  DEBT

 Short-term notes payable consists of amounts borrowed under unsecured line of credit agreements. Unused lines of credit total $18,700,000 at June 30, 1997. These lines of credit are available predominately at the LIBOR interest rate and may be withdrawn at the option of the banks. The weighted average interest rate of short-term lines outstanding at June 30, 1997 and 1996 was 7.3% and 8.4%, respectively.

 Included in long term debt is $20 million of 7.37% ten-year unsecured notes, net of $77,000 unamortized debt issuance costs at June 30, 1997. These notes contain certain covenants, including the maintenance of a current ratio of not less than 1.5. Principal payments of $2,857,000 are due in the years 2000 through 2005, with the remaining balance due on June 1, 2006. Also included in long-term debt is $21,000 of debt related to a foreign subsidiary.
                                      (28)

 G.  LEASE COMMITMENTS

 Approximate future minimum rental commitments under noncancellable operating leases are as follows (in thousands):

           Fiscal Year
           -----------
              1998              $ 2,062
              1999                1,543
              2000                  884
              2001                  479
              2002                  345
           Thereafter               187
                                  -----
                                $ 5,500
                                  -----
                                  -----

 Total rent expense for operating leases approximated $2,254,000, $2,109,000 and $1,939,000 in 1997, 1996 and 1995, respectively.


 H.  SHAREHOLDERS' EQUITY

 At June 30, 1997 and 1996, treasury stock consisted of 856,456 and 866,356 shares of common stock, respectively. The Company issued 9,900 shares of treasury stock in 1996 to fulfill its obligations under the stock option plans. The difference between the cost of treasury shares issued and the option price is charged to retained earnings.

 Cash dividends per share were $.70 in 1997, 1996 and 1995.

 In 1988, the Company's Board of Directors established a Shareholder Rights Plan and distributed to shareholders, one preferred stock purchase right for each outstanding share of common stock. Under certain circumstances, a right may be exercised to purchase one one-hundredth of a share of Series A Junior Preferred Stock at an exercise price of $80, subject to certain anti-dilution adjustments. The rights become exercisable ten (10) days after a public announcement that a party or group has either acquired at least 20%, (or at least 30% in the case of existing holders who currently own 20% or more of the common stock), or commenced a tender offer for at least 30%, of the Company's common stock. Generally, after the rights become exercisable, if the Company is a party to certain merger or business combination transactions, or transfers 50% or more of its assets or earnings power, or certain other events occur, each right will entitle its holders, other than the acquiring person, to buy a number of shares of common stock of the Company, or of the other party to the transaction, having a value of twice the exercise price of the right. The rights expire June 30, 1998 and may be redeemed by the Company for $.05 per right at any time until ten (10) days following the stock acquisition date. The Company is authorized to issue 200,000 shares of preferred stock, none of which have been issued. The Company has designated 50,000 shares of the preferred stock for the purpose of the Shareholder Rights Plan.

 The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards (FAS) 128 "Earnings Per Share", which becomes effective for the Company's 1998 fiscal year and establishes new standards for reporting earnings per share. FAS 128 is not expected to have a significant effect on the Company's earnings per share computations.
                                      (29)

 I.  BUSINESS SEGMENTS AND FOREIGN OPERATIONS

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

 One customer accounted for approximately 11%, 10% and 12% of consolidated net sales in 1997, 1996 and 1995, respectively.

 Information about the Company's operations in different geographic areas is summarized as follows:

                         (In thousands)         1997       1996      1995
                                                ----       ----      ----
 Sales to unaffiliated customers:
  United States                              $131,844   $120,137  $108,607
  Foreign:
     Europe                                    34,332     34,206    35,572
     Other                                     23,766     22,314    20,053
                                              -------    -------   -------
       Total                                 $189,942   $176,657  $164,232
                                              -------    -------   -------
                                              -------    -------   -------
 Transfers between geographic areas:
  United States                              $ 28,716   $ 30,230  $ 26,167
  Foreign:
     Europe                                    16,398     23,130    15,024
     Other                                        415        322       361
                                              -------    -------   -------
       Total                                 $ 45,529   $ 53,682  $ 41,552
                                              -------    -------   -------
                                              -------    -------   -------
 Net sales:
  United States                              $160,560   $150,367  $134,774
  Foreign:
     Europe                                    50,730     57,336    50,596
     Other                                     24,181     22,636    20,414
  Eliminations                                (45,529)   (53,682)  (41,552)
                                              -------    -------   -------
       Total                                 $189,942   $176,657  $164,232
                                              -------    -------   -------
                                              -------    -------   -------
 Earnings before income taxes:
  United States                             $  6,009    $  2,821  $  4,332
  Foreign:
     Europe                                    4,378       6,126     2,635
     Other                                     2,293       1,960     1,617
                                             -------     -------   -------
       Total                                $ 12,680    $ 10,907  $  8,584
                                             -------     -------   -------
                                             -------     -------   -------
 Identifiable assets at June 30:
  United States                             $115,973    $117,552  $106,971
  Foreign:
     Europe                                   33,329      36,356    39,537
     Other                                    12,947      12,794    10,269
  Eliminations                                (3,494)     (4,003)    1,524
                                             -------     -------   -------
       Total                                $158,755    $162,699  $158,301
                                             -------     -------   -------
                                             -------     -------   -------

                                      (30)

 Net earnings of the foreign subsidiaries were $3,840,000,$4,758,000 and $2,480,000 in 1997, 1996 and 1995, respectively. The net assets of the foreign subsidiaries were $26,341,000 and $32,085,000 at June 30, 1997 and 1996, respectively. Undistributed earnings of foreign subsidiaries, on which no provisions for United States income taxes have been made, aggregated approximately $20,500,000 (including $2,022,000 translation component) at June 30, 1997. Included in earnings are foreign currency transaction gains (losses) of $334,000, $409,000 and $(248,000) in 1997, 1996 and 1995,
 respectively.

 The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards (FAS) 131 "Disclosure about Segments of an Enterprise and Related Information", which becomes effective for the Company's 1999 fiscal year. FAS 131 establishes new standards for reporting information about operating segments in financial statements. The Company is evaluating the extent to which its segment reporting may be affected by FAS 131.

 J.   STOCK OPTION PLANS

 The Company has a non-qualified stock option plan for officers, key employees and directors to purchase up to 125,000 shares of common stock, and an incentive stock option plan for officers and key employees to purchase up to 225,000 shares of common stock. The plans are administered by the Executive Selection and Compensation Committee of the Board of Directors which has the authority to determine which officers and key employees will be granted options. The grant of options to non-employee directors is fixed and based on such directors' seniority. Except as described in the following sentence, all options allow for exercise prices not less than the grant date fair market value, immediate vesting and expire ten years after the date of grant. For options under the incentive stock option plan, if the optionee owns more than 10% of the total combined voting power of all classes of the Company's stock, the price will be not less than 110% of the grant date fair market value and the options expire five years after the grant date.

 Shares available for future options as of June 30 were as follows:

                                            1997             1996
                                            ----             ----
         Non-qualified stock
          option plan                      23,950           28,650
         Incentive stock option plan       53,400           67,500

 Stock option transactions under the plans during 1997 and 1996 were as follows:

                                        Weighted           Weighted
                                         Average            Average
                                 1997     Price     1996     Price
                                 ----   ---------   ----    -------
 Non-qualified stock
  option plan:
   Options outstanding
     at beginning of year       95,350   $21.69    81,450    $21.21
   Granted                      15,100    21.88    13,900     24.50
   Cancelled                   (10,400)   23.32        -
   Exercised ($17.88-$19.50
     per share)                 (5,900)   19.03        -
                                -------            -------
   Options outstanding
     at June 30                 94,150   $21.71    95,350    $21.69
                               -------             -------
                               -------             -------
                                      (31)

   Options price range
    ($14.00 - $20.00)

     Number of shares                     42,500

     Weighted average price              $18.82

     Weighted average remaining life       6.74 years

   Options price range
    ($20.01 - $29.63)

     Number of shares                     51,650

     Weighted average price              $24.09

     Weighted average remaining life       6.09 years

                                        Weighted           Weighted
                                         Average            Average
                                 1997     Price     1996     Price
                                 ----   ---------   ----    -------
 Incentive stock option plan:
   Options outstanding
     at beginning of year      151,450   $21.52   132,050    $20.78
   Granted                      24,250    22.05    25,050     24.89
   Cancelled                   (10,150)   22.57    (3,400)    23.60
   Exercised ($14.00-$19.50
     per share)                 (4,000)   18.81    (2,250)    15.29
                               -------             -------
   Options outstanding
     at June 30                161,550   $21.60   151,450    $21.52
                               -------            -------
                               -------            -------

   Options price range
    ($14.00 - $20.00)

     Number of shares                     71,100

     Weighted average price              $18.44


     Weighted average remaining life       6.32 years

   Options price range
    ($20.01 - $29.63)

     Number of shares                     90,450

     Weighted average price              $24.08

     Weighted average remaining life       6.23 years

 The Company has elected to continue to account for its stock option plans under the guidelines of Accounting Principles Board Opinion No. 25. Accordingly, no compensation cost has been recognized in the statement of operations. Had the Company recognized compensation expense based on the fair value at the grant date for awards under the plans, consistent with the method prescribed by FASB Statement 123, the net earnings and earnings per share would have been as follows (in thousands, except per share amounts):

                                            1997             1996
          Net earnings
                 As reported               $7,729           $6,559
                 Pro forma                  7,554            6,365

          Earnings per share
                 As reported               $ 2.78            $2.36
                 Pro forma                   2.72             2.29

 The above pro forma net earnings and earnings per share were computed using the fair value of options at the date of grant (for options granted after June
 1995) as calculated by the Black-Scholes option-pricing method and the following assumptions: 20% volatility, 3% annual dividend yield, interest rates based on expected terms and grant dates, 3 year term for the Non-Qualified Plan and 5 year term for the Incentive Plan and exercise price equal to the fair market value on grant date for the Non-Qualified Plan and 110% of the fair market value on grant date for the Incentive Plan.

                                      (32)

 K.  ENGINEERING AND DEVELOPMENT COSTS

 Engineering and development costs include research and development expenses for new products, development and major improvements to existing products, and other charges for ongoing efforts to refine existing products. Research and development costs charged to operations totalled $3,517,000, $2,564,000 and $2,718,000 in 1997, 1996 and 1995, respectively. Total engineering and development costs were $8,288,000, $6,998,000 and $7,411,000 in 1997, 1996 and
 1995, respectively.

 L.  RETIREMENT PLANS

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

 Net pension expense for the Company's domestic defined benefit plans consists of the following components:

                   (In thousands)                 1997      1996     1995
                                                  ----      ----     ----
 Service cost-benefits earned during the year   $ 1,636   $ 1,529  $ 1,585
 Interest cost on projected benefit obligation    7,056     6,823    6,643
 Actual return on plan assets                    (5,198)   (9,956)  (3,835)
 Net amortization and deferral                     (188)    5,304     (588)
                                                 ------    ------   ------
 Net pension cost                               $ 3,306   $ 3,700  $ 3,805
                                                 ------    ------   ------
                                                 ------    ------   ------

                                      (33)

 The following table sets forth the Company's domestic defined benefit plans' funded status and the amounts recognized in the Company's balance sheets as of June 30:

         (In thousands)                      1997          1996
                                             ----          ----
 Actuarial present value of
   benefit obligations:

    Vested benefit obligation             $ 76,030      $ 70,042
    Non-vested benefit obligation           12,451        15,683
                                           -------       -------
    Accumulated benefit
     obligation                             88,481        85,725
    Effect of projected future
     compensation levels                       552         4,622
                                           -------       -------
    Projected benefit obligation            89,033        90,347

 Plan assets at fair value                 (76,097)      (73,422)
                                            ------        ------
 Deficiency of plan assets
   compared to projected
   benefit obligation                       12,936        16,925

 Unrecognized net loss                      (7,012)       (4,042)

 Unrecognized prior service
   cost                                     (3,427)       (8,656)

 Unrecognized transitional net
   liability                                  (535)         (667)

 Adjustment required to
   recognize additional
   minimum liability                        10,858         9,095
                                           -------       -------
 Accrued retirement cost
   at June 30                             $ 12,820     $  12,655
                                           -------       -------
                                           -------       -------


 Assumptions used in accounting for the retirement plans are as follows:

                                             1997         1996
                                             ----         ----
 Discount rate                               8.0%         7.8%
 Rate of increase in compensation
   levels                                    4.5%         4.5%
 Expected long-term rate of return on
   plan assets                               9.0%         9.0%

 Total accrued retirement costs at June 30 are summarized as follows:

    (In thousands)                           1997         1996
                                             ----         ----
 Current:
   Domestic defined benefit plans          $  (493)     $ 1,156
   Foreign contributory benefit plans          446          673
                                            ------       ------
                                               (47)       1,829
 Long-term:
   Domestic defined benefit plans           13,313       11,499
                                            ------       ------

                                           $13,266      $13,328
                                            ------       ------
                                            ------       ------

 Effective as of January 1, 1997, the Twin Disc, Incorporated Retirement Plan for Salaried Employees was amended to freeze the benefit formula in effect prior to January 1, 1997 and to change the formula for benefit accruals to a cash balance pension plan. The effect of this change was to decrease the unrecognized prior service cost by $4.2 million.

 Retirement plan expense for the Company's foreign plans was $325,000, $597,000 and $307,000 in 1997, 1996 and 1995, respectively.

                                      (34)

 The Company sponsors defined contribution plans covering substantially all domestic employees. These plans provide for employer contributions based primarily on employee participation. The total expense under the plans was $1,281,000, $1,056,000 and $906,000 in 1997, 1996 and 1995, respectively.

 In addition to providing pension benefits, the Company provides health care and life insurance benefits for certain domestic retirees. All employees retiring after December 31, 1992, and electing to continue coverage through the Company's group plan, are required to pay 100% of the premium cost.

 The Company recognized $2,293,000, $2,680,000 and $2,841,000 in non-pension postretirement benefit expense in 1997, 1996 and 1995, respectively, which consists primarily of interest cost.

 The following table sets forth the status of the postretirement benefit programs (other than pensions) and amounts recognized in the Company's consolidated balance sheet at June 30:

           (In thousands)                           1997          1996
                                                    ----          ----
 Accumulated postretirement benefit obligation:

  Retirees                                         $25,998       $28,077
  Fully eligible active plan participants              440           433
  Other active participants                            504           471
                                                    ------        ------
                                                    26,942        28,981
  Unamortized net amount resulting
    from changes in plan experience and
    actuarial assumptions                           (2,665)       (4,279)
                                                    ------        ------
 Accrued postretirement benefit obligation         $24,277       $24,702
                                                    ------        ------
                                                    ------        ------

 The current portion of the accumulated postretirement benefit obligation of $2,197,000 and $2,293,000 is included in accrued liabilities at June 30, 1997 and 1996, respectively.

 The assumed weighted average discount rate used in determining the actuarial present value of the accumulated postretirement benefit obligation was 8.00% and 7.75% at June 30, 1997 and 1996, respectively. The assumed weighted average health care cost trend rate was 9% in fiscal year 1997, decreasing by 1% each year thereafter until it reaches 7% in fiscal year 1999, and remains constant thereafter. A 1% increase in the assumed health care trend would increase the accumulated postretirement benefit obligation by approximately $1.8 million and the interest cost by approximately $142,000.

 M.  INCOME TAXES

 United States and foreign earnings before income taxes were as follows:

                     (In thousands)      1997      1996      1995
                                         ----      ----      ----
      United States                    $ 6,009   $ 2,821   $ 4,332
      Foreign                            6,671     8,086     4,252
                                        ------    ------    ------
                                       $12,680   $10,907   $ 8,584
                                        ------    ------    ------
                                        ------    ------    ------

                                      (35)

 The provision (credit) for income taxes is comprised of the following:
                     (In thousands)      1997      1996      1995
                                         ----      ----      ----
     Currently payable:
        Federal                        $   913   $   829   $   782
        State                              100        78        12
        Foreign                          2,457     1,925     1,007
                                        ------    ------    ------
                                         3,470     2,832     1,801
                                        ------    ------    ------
      Deferred:
        Federal                          1,559       388       452
        State                              (51)      (54)       12
        Foreign                            (27)    1,182       647
                                        ------    ------    ------
                                         1,481     1,516     1,111
                                        ------    ------    ------
                                       $ 4,951   $ 4,348   $ 2,912
                                        ------    ------    ------
                                        ------    ------    ------

 The components of the net deferred tax asset as of June 30, were as follows:

                      (In thousands)             1997             1996
                                                 ----             ----
 Deferred tax assets:
   Retirement plans and employee benefits      $11,605          $ 9,971
   Research and development expenses               553              926
   Other                                         2,525            1,550
   Alternative minimum tax credit
       carryforwards                             1,143            1,223
   Foreign net operating loss tax and
      credit carryforwards                          -               672
   R&E tax credit carryforwards                     -               335

                                                ------           ------
                                                15,826           14,677
                                                ------           ------
 Deferred tax liabilities:
   Fixed assets                                  5,634            6,368
   Other                                         2,142            1,841
                                                ------           ------
                                                 7,776            8,209
                                                ------           ------
 Total net deferred tax assets                 $ 8,050          $ 6,468
                                                ------           ------
                                                ------           ------

                                      (36)

 Following is a reconciliation of the applicable U.S. federal income tax rate to the effective tax rates reflected in the statements of operations:
                                                  1997      1996     1995
                                                  ----      ----     ----
    U.S. federal income tax rate                  34.0%     34.0%    34.0%
    Increases (reductions)
        in tax rate resulting from:
      Utilization of net operating
        loss carryforwards                          -         -      (1.6)
      Foreign tax items                             .2       4.2     (1.8)
      Employee benefits - foreign                   -         -       1.8
      Accrual for prior years                      3.7        -        -
      Other, net                                   1.1       1.7      1.5
                                                  ----      ----     ----
                                                  39.0%     39.9%    33.9%
                                                  ----      ----     ----
                                                  ----      ----     ----

 N.  CONTINGENCIES

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

 At June 30, 1997 the Company has accrued approximately $1,320,000, which represents management's best estimate available for possible losses related to these contingencies. This amount has been provided over the past several years. Based on the information available, the Company does not expect that any unrecorded liability related to these matters would materially affect the consolidated financial position, results of operations or cash flows.
                                       (37)

                         REPORT OF INDEPENDENT ACCOUNTANTS


 To the Shareholders
 Twin Disc, Incorporated
 Racine, Wisconsin

 We have audited the accompanying consolidated balance sheets of Twin Disc, Incorporated and Subsidiaries as of June 30, 1997 and 1996, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

 In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Twin Disc, Incorporated and Subsidiaries as of June 30, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1997 in conformity with generally accepted accounting principles.



                                COOPERS & LYBRAND L.L.P.

 Milwaukee, Wisconsin
 July 18, 1997
                                      (39)

 FINANCIAL SUMMARY
                          1997      1996       1995     1994      1993
 (In thousands of dollars, except where noted)

 Statement of Operations
 Net sales              $189,942  $176,657  $164,232  $141,193  $139,403
 Costs and expenses,
  including marketing,
  engineering and
  administrative         177,342   164,486   154,347   136,244   135,284
 Earnings
  from operations         12,600    12,171     9,885     4,949     4,119
 Other income
  (expense)                   80    (1,264)   (1,301)       18       (95)
 Earnings
  before income taxes     12,680    10,907     8,584     4,967     4,024
 Income taxes              4,951     4,348     2,912       578     1,362
 Net earnings              7,729     6,559     5,672     4,389     2,662

 Overseas operations
   Sales                  58,098    55,520    55,625    45,862    44,766
   Earnings (loss)         3,840     4,758     2,480     2,365     1,673

 Balance Sheet

 Assets
 Cash and equivalents      8,983     2,043     3,741     4,166     2,903
 Receivables, net         32,428    34,917    29,247    25,682    25,106
 Inventories              47,844    51,083    47,157    41,569    42,562
 Other current assets      8,707     8,597    10,345     8,993     6,961
 Total current assets     97,962    96,640    90,490    80,410    77,532
 Investments and
  other assets            26,544    30,344    30,463    26,830    21,813
 Fixed assets less
  accumulated
  depreciation            34,249    35,715    37,348    36,676    37,560
 Total assets            158,755   162,699   158,301   143,916   136,905

 Net assets overseas      26,341    32,085    32,368    29,580    28,059

 Liabilities and Shareholders' Equity
 Current liabilities      29,621    34,002    36,852    32,710    31,252
 Long-term debt           19,944    19,938    14,000    11,500    13,000
 Deferred liabilities     35,393    33,578    32,827    34,309    31,244
 Shareholders' equity     73,797    75,181    74,622    65,397    61,409
 Total liabilities and
  shareholders' equity   158,755   162,699   158,301   143,916   136,905

 1993 Net Earnings data and Return percentages reflect operating earnings before the effect of adopting Financial Accounting Standards 106 and 109. The cumulative effect of their adoption was a net loss of $14.44 million or $5.16 per share.
                                    (40-41)

 FINANCIAL SUMMARY (CONTINUED)
                          1997      1996       1995     1994      1993

 (In thousands of dollars, except where noted)
 Comparative Financial Information
 Per share statistics
 Net earnings               2.78      2.36      2.03      1.57       .95
 Dividends                   .70       .70       .70       .70       .70
 Shareholders' equity      26.48     27.07     26.75     23.36     21.93

 Return on equity          10.5%      8.7%      7.6%      6.7%      4.3%
 Return on assets           4.9%      4.0%      3.6%      3.0%      1.9%
 Return on sales            4.1%      3.7%      3.5%      3.1%      1.9%

 Average shares
  outstanding          2,781,174 2,776,805 2,790,111 2,799,390 2,799,603
 Number of shareholder
  accounts                   845       913       996     1,058     1,139
 Number of employees       1,081     1,080     1,097     1,099     1,114

 Additions to plant
  and equipment            4,734     4,140     4,290     4,216     4,684
 Depreciation              5,141     5,071     4,792     4,670     4,958
 Net working capital      68,341    62,638    53,638    47,700    46,280

 1993 Net Earnings data and Return percentages reflect operating earnings before the effect of adopting Financial Accounting Standards 106 and 109. The cumulative effect of their adoption was a net loss of $14.44 million or $5.16 per share.
                                    (40-41)

 DIRECTORS

 MICHAEL E. BATTEN
   Chaiman, Chief Executive Officer
 JEROME K. GREEN
   Former Group Vice President, The Marmon Group, (A Diversified Manufacturer), Chicago, Illinois
 MICHAEL H. JOYCE
   President, Chief Operating Officer
 JAMES O. PARRISH
   Vice President-Finance & Treasurer
 PAUL J. POWERS
   Chairman, President-Chief Executive Officer, Commercial Intertech Corp., (Manufacturer of Hydraulic Components, Fluid Purification Products, Pre-Engineered Buildings and Stamped Metal Products), Youngstown, Ohio
 RICHARD T. SAVAGE
   President-Chief Executive Officer, Modine Manufacturing Company, (Manufacturer of Heat Exchange Equipment), Racine, Wisconsin
 DAVID L. SWIFT
   Retired Chairman, President-Chief Executive Officer, Acme-Cleveland Corporation, (Manufacturer of Diversified Industrial Products), Pepper Pike, Ohio
 STUART W. TISDALE
   Retired Chairman-Chief Executive Officer, WICOR, Inc. (Parent Company of Wisconsin Gas Company, Sta-Rite Industries, Incorporated and WEXCO of Delaware, Incorproated), Milwaukee, Wisconsin
 GEORGE E. WARDEBERG
   President, Chief Executive Officer, WICOR, Inc. (Parent Company of Wisconsin Gas Company, Sta-Rite Industries, Incorporated and WEXCO of Delaware, Incorproated), Milwaukee, Wisconsin
 DAVID R. ZIMMER
   Executive Vice President-Operations, United Dominion Industries, (Manufacturer of Diversified Engineered Products), Charlotte, North Carolina
                                      (42)

 OFFICERS

 MICHAEL E. BATTEN
   Chairman, Chief Executive Officer
 MICHAEL H. JOYCE
   President, Chief Operating Officer
 JAMES O. PARRISH
   Vice President-Finance & Treasurer
 PHILIPPE PECRIAUX
   Vice President-Europe
 JAMES MCINDOE
   Vice President-International Marketing
 LANCE J. MELIK
   Vice President-Corporate Development
 FRED H. TIMM
   Corporate Controller & Secretary
 PAUL A. PELLIGRINO
   Vice President-Engineering
 JOHN W. SPANO
   Vice President-Sales and Marketing
                                      (43)

 CORPORATE DATA

 ANNUAL MEETING
   Corporate Offices, 2:00 PM, October 17, 1997
 SHARES TRADED
   New York Stock Exchange: Symbol TDI
 ANNUAL REPORT ON SECURITIES AND EXCHANGE COMMISSION FORM 10-K
   SINGLE COPIES OF THE COMPANY'S 1997 ANNUAL REPORT ON SECURITIES AND
EXCHANGE
 COMMISSION FORM 10-K WILL BE PROVIDED WITHOUT CHARGE TO
SHAREHOLDERS AFTER
 SEPTEMBER 30, 1997, UPON WRITTEN REQUEST DIRECTED TO THE SECRETARY,
TWIN DISC,
 INCORPORATED, 1328 RACINE STREET, RACINE, WISCONSIN 53403.
 TRANSFER AGENT & REGISTRAR
   Firstar Trust Company, Milwaukee, Wisconsin
 INDEPENDENT ACCOUNTANTS
   Coopers & Lybrand L.L.P., Milwaukee, Wisconsin
 GENERAL COUNSEL
   von Briesen, Purtell, & Roper,s.c., Milwaukee, Wisconsin
 CORPORATE OFFICES
   Twin Disc, Incorporated, Racine, Wisconsin 53403, Telephone: (414) 638-4100 WHOLLY OWNED SUBSIDIARIES
   Twin Disc International S.A., Nivelles, Belgium
   Twin Disc Spain, S.A., Madrid, Spain
   Twin Disc Italia S.R.L., Viareggio, Italy
   Twin Disc (Pacific) Pty. ltd., Brisbane, Queensland, Australia
   Twin Disc (Far East) Ltd., Singapore
   Twin Disc (South Africa) Pty. Ltd., Johannesburg, South Africa
   Mill-Log Equipment Co., Inc., Coburg, Oregon
   Southern Diesel Systems Inc., Miami, Florida
   TD Electronics, Inc., Loves Park, Illinois
 PARTIALLY OWNED AFFILIATES
   Niigata Converter Company, Ltd., Kamo, Omiya and Tokyo, Japan
   Palmer Johnson Distributors, LLC, Sturgeon Bay, Wisconsin
 MANUFACTURING FACILITIES
   Racine, Wisconsin; Nivelles, Belgium; Kamo and Omiya Japan
 SALES OFFICES
 DOMESTIC
   Racine, Wisconsin; Coburg, Oregon; Seattle, Washington; Miami, Florida; Jacksonville, Florida
 OVERSEAS
   Nivelles, Belgium; Brisbane and Perth Australia; Singapore; Johannesburg, South Africa; Madrid, Spain; Viareggio, Italy
 AFFILIATES
   Tokyo, Japan; Sturgeon Bay, Wisconsin
 MANUFACTURING LICENSES
   Niigata Converter Company, Ltd., Tokyo, Japan; Transfluid S.R.L., Milan, Italy; Nakamura Jico Co. Ltd., Tokyo, Japan; Hindustan Motors, Ltd., Madras, India
                                      (44)