Form 10-K, Exhibit 13
period 1998-06-30
TWIN DISC INC
filed 1998-09-28
CIK 100378

                                     EXHIBIT 13

FINANCIAL HIGHLIGHTS

                                               1998       1997       1996
Net Sales                                    $202,643   $189,942   $176,657
Net Earnings                                    9,363      7,729      6,559
Basic Earnings Per Share                         3.30       2.78       2.36
Diluted Earnings Per Share                       3.24       2.75       2.34
Dividends Per Share                               .76        .70        .70
Average Shares Outstanding For The Year     2,833,663  2,781,174  2,776,805
Diluted Shares Outstanding For The Year     2,886,209  2,808,226  2,805,123


Sales and Earnings by Quarter

1998                    1st Qtr.   2nd Qtr.   3rd Qtr.   4th Qtr.    Year
Net Sales               $47,880    $53,994    $49,029    $51,740   $202,643
Gross Profit              9,936     12,250     12,810     15,132     50,128
Net Earnings              1,356      2,116      2,384      3,507      9,363
Basic Earnings Per Share    .48        .75        .84       1.23       3.30
Diluted Earnings Per Share  .47        .73        .82       1.21       3.24
Dividends Per Share         .19        .19        .19        .19        .76
Stock Price Range:
  High                   30 5/8     34 1/8     33 3/8     33 1/8     34 1/8
  Low                    28 1/8     29 3/8   29 15/16    32 7/16     28 1/8


Sales and Earnings by Quarter

1997                    1st Qtr.   2nd Qtr.   3rd Qtr.   4th Qtr.    Year
Net Sales               $40,941    $45,496    $49,204    $54,301   $189,942
Gross Profit              8,687     10,980     11,724     12,428     43,819
Net Earnings              1,132      1,742      1,916      2,939      7,729
Basic Earnings Per Share    .41        .63        .69       1.05       2.78
Diluted Earnings Per Share  .40        .62        .68       1.04       2.75
Dividends Per Share        .175       .175       .175       .175        .70
Stock Price Range:
  High                   23 5/8     22 5/8     25 1/8     28 3/4     28 3/4
  Low                    21 3/4     21 3/8     21 3/8     23 3/8     21 3/8

Based on average shares outstanding for the period.

In thousands of dollars except per share and stock price range statistics.
                                      (1)

                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

RESULTS OF OPERATIONS
NET SALES, NEW ORDERS AND BACKLOG

Revenues increased in both fiscal 1997 and 1998; fiscal 1998 represented the sixth consecutive year of higher sales. Greater demand for our traditional products, which was relatively stable during fiscal 1997, provided most of the improvement in the recently completed year. Order rates softened in selected markets as the year progressed, and this trend, combined with the completion of a major truck transmission contract, led to a 29 percent decline in backlog by year-end.

Net sales for fiscal 1998 were $203 million, an increase of 7 percent over the $190 million reported in fiscal 1997, and 14 percent above the $177 million for fiscal 1996. Most of the fiscal 1997 improvement resulted from a new business opportunity with the initial shipments of automatic transmissions for a major vehicle contract. Though some softness in demand for the lower horsepower marine transmissions occurred at the middle of fiscal 1997, shipments to our principal markets for the twelve months generally were good and provided a solid base of sales comparable with the previous year. The transmission contract was completed in January, but growth in other product markets provided the bridge to another year of sales improvement in fiscal 1998. The markets providing most of the growth were the pleasure craft marine market, supplied primarily from our Belgian operation, and a variety of applications for power take-offs and clutches such as irrigation, recycling, and oilfield.

The changes in shipping levels of our distribution companies, marketing and service subsidiaries around the world varied by region; in most cases fiscal 1998 differed from fiscal 1997. Domestic distribution sales, which were off in fiscal 1997, recovered in fiscal 1998 as a result of greater demand for marine transmissions, general industrial products, and service work. European distribution shipments increased between 15 and 20 percent each year, with Arneson surface drives representing the major component of the improvements. Elsewhere in the world, primarily the Pacific Basin, the fiscal 1997 sales increase, spurred by boat building activity, was reversed in fiscal 1998 because of the declining Asian economy and the strong U.S. dollar.

The U.S. dollar, after a year of relative stability in 1996, strengthened in 1997 and 1998. The currencies of the countries in which Twin Disc operates on average were off approximately 6 percent in fiscal 1997 and an additional 10 percent in fiscal 1998. Overall, the impact of currency translation on revenues was a relatively minor reduction of 2 percent and 3 percent in fiscal 1997 and fiscal 1998, respectively. Price increases, implemented selectively in each year, raised revenues by approximately the rate of inflation.


At the beginning of fiscal 1997, the backlog of orders scheduled for shipment during the next six months was $66 million, 10 percent of which was attribut able to the automatic truck transmission contract that extended through the first half of fiscal 1998. Order rates improved early in fiscal 1997 and, although modest softening was experienced in selected markets by mid-year, the backlog at June 30, 1997 was up 16 percent from the prior year. Despite stable-to-improved order rates for pleasure craft marine transmissions and most other products, the completion of the previously mentioned transmission contract resulted in a 10 percent decline in six-month backlog at December 31, 1997. By fiscal 1998 year-end, backlog was off 29 percent from a year earlier as demand slowed in many product lines, particularly the higher horsepower marine transmissions used in commercial boats.

                                     (23)

MARGINS, COSTS AND EXPENSES
Manufacturing operations have been cellularized and improvements in process time, machine capability, and utilization continue to be provided by evolu tionary refinements to the cells. In 1996, we also initiated a pay-for-skills program in our domestic plant that motivated manufacturing associates to learn new machine operating skills and increase production flexibility and effi ciency. Delivery times were reduced, particularly during the latter half of fiscal 1998, as the Company has more fully utilized the scheduling capabili ties of recently installed computer systems.

The steady improvement in gross margin that began in fiscal 1991 was main tained in fiscal 1997 with a minimal increase. Solid year-to-year increases in domestic gross margins through each of the quarters were countered by lower profitability at the Belgian operation in the second half of the year. That decline in Europe was caused by a temporary drop in orders, leading to short workweeks and reduced productivity.

In fiscal 1998, improved productivity at our domestic plant, coupled with greater volume in the first half of the year, provided for higher domestic margins. Production volume at our Belgian subsidiary rose during the second quarter with the increased demand for marine transmissions, favorably impact ing productivity and margins. Additionally, with sales denominated in the strong U.S. dollar, the Belgian margin showed a significant increase for the year.

Marketing, engineering, and administrative (MEA) expense in terms of dollars increased by almost 9 percent for fiscal 1997 but rose only slightly as a percentage of sales. The increase occurred at the Company's domestic opera tions and consisted mainly of salary expense for an added number of marketing and engineering personnel, a one-time expense associated with an accelerated product development program, and a salaried associate bonus payment not made in the previous year. A propulsion products marketing group also was estab lished in 1997 to focus on development of markets for a full line of marine propulsion products - transmissions, Arneson drives, water jets, and elec tronic controls.

In fiscal 1998, MEA rose 9 percent, again slightly outpacing the sales increase. The principal components of the increase were the write-off of a loss on the bankruptcy restructuring of a customer in South Africa, marketing and domestic engineering personnel additions, and the expenses associated with a mid-year acquisition.


INTEREST, TAXES AND NET EARNINGS

Virtually all of the short-term debt required to finance working capital needs in fiscal 1996 was repaid by the end of fiscal 1997, and interest expense declined by about 8 percent in that year. Short-term borrowings remained very low in fiscal 1998 and, as a result, interest expense declined about 15 percent from the prior year.


The effective income tax rates have remained relatively consistent throughout the three-year period with minor variations between years caused by a fluctuation in the proportion of foreign earnings which are generally taxed at a higher rate. Also, in fiscal 1998, an additional accrual of taxes for prior years added to the effective rate.

LIQUIDITY AND CAPITAL RESOURCES

The net cash provided by operating activities in fiscal 1997 was a record $20.5 million. Higher earnings and depreciation were supplemented by reduc tions in accounts receivable and inventory as receivable days outstanding
(DSO) and inventory turnover ended fiscal 1997 at their best levels since 1990. After lowering the rate on most of the Company's debt through a private placement in 1996, the Company focused on improving cash flow in fiscal 1997 and reduced short-term borrowings, primarily domestic, by $7 million. In fiscal 1998,the positive cash flows from earnings, depreciation, and a further reduction in accounts receivable DSO were partially offset by inventory increases necessary to satisfy the level of

                                     (24)

demand at our Belgian subsidiary and by the prepayment of the current year domestic pension contribution. The result was a $7 million operating cash flow after the $8 million reduction for prepaid pension expense.

For several years prior to fiscal 1998, fixed asset purchases were less than depreciation as manufacturing cells were established and existing machinery was rearranged. Expenditures for capital equipment exceeded depreciation by about $2 million in fiscal 1998 as experience helped identify the equipment needed to further improve cell performance. We expect capital spending will continue to exceed depreciation as individual cell structures are refined.

Working capital and the current ratio declined in fiscal 1998 after increasing during both of the preceding two years. In fiscal 1997 working capital increased $5.7 million, reflecting higher balances of cash and short-term investments and reduced short-term borrowings. The decline in working capital of $4.3 million at the end of fiscal 1998 was nearly equivalent to the reduction in accounts receivable, as the inventory increase was offset by a decline in cash. The current ratio of 3.2 at June 30, 1998 was down slightly from the 3.3 reported at the previous year-end.

The Company believes the capital resources available in the form of existing cash, lines of credit (described in Footnote F to the consolidated financial statements) and funds provided by operations will be adequate to meet antici pated capital expenditures and other foreseeable business requirements in the future.

OTHER MATTERS

YEAR 2000 READINESS

The Company has assessed the potential impact of the Year 2000 date change on its business systems and operations. With the change to a new information system for domestic operations in late 1995 and a similar update currently being implemented at its Belgian manufacturing subsidiary, the Company's systems will be prepared to handle the century date change. Testing of these systems will occur in fiscal year 1999. Network systems and other affected equipment throughout the Company and its subsidiaries either are already capable of handling the date change or will be as updates are completed during the next six months. In addition, suppliers and service providers are being contacted to ensure they are actively involved in a program to address the Year 2000 issue and provide uninterrupted service to Twin Disc. The remaining costs of complying with the Year 2000 requirements are not expected to be significant. The Company believes, based on currently available information, that it will be able to manage its Year 2000 transition without material adverse effect on the Company's future consolidated results of operations, liquidity and capital resources.

ENVIRONMENTAL MATTERS

The Company is involved in various stages of investigation relative to hazardous waste sites on the United States EPA National Priorities List. It is not possible at this time to determine the ultimate outcome of those matters; but, as discussed further in Footnote N to the consolidated financial statements, they are not expected to affect materially the Company's opera tions, financial position or cash flows.

RECENT FINANCIAL REPORTING PRONOUNCEMENTS

The Financial Accounting Standards Board recently issued Statement of Finan cial Accounting Standards (FAS) 130, "Comprehensive Income," FAS 131, "Disclo sures about Segments of an Enterprise and Related Information," FAS 132, "Employers' Disclosure about Pensions and Other Post-retirement Benefits" and FAS 133, "Accounting for Derivative Instruments and Hedging Activities," which are addressed in Footnote A to the consolidated financial statements.

                                     (25)

TWIN DISC, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
JUNE 30, 1998 and 1997

        (Dollars in thousands)                     1998          1997
                                                   ----          ----
ASSETS

Current assets:
  Cash and cash equivalents                     $  5,087      $  8,983
  Trade accounts receivable, net                  28,320        32,428
  Inventories                                     53,280        47,844
  Deferred income taxes                            1,987         3,491
  Other                                            4,906         5,216
                                                 -------       -------
        Total current assets                      93,580        97,962

Property, plant and equipment, net                35,728        34,249
Investments in affiliates                         10,356        10,880
Deferred income taxes                              1,241         4,559
Intangible pension asset                           4,082         4,779
Other assets                                      15,967         6,326
                                                 -------       -------
                                                $160,954      $158,755
                                                 -------       -------
                                                 -------       -------

LIABILITIES and SHAREHOLDERS' EQUITY


Current liabilities:
  Notes payable                                 $    276      $    169
  Accounts payable                                 9,917        12,834
  Accrued liabilities                             19,360        16,618
                                                 -------       -------
       Total current liabilities                  29,553        29,621

Long-term debt                                    19,949        19,944
Accrued retirement benefits                       29,457        35,393
                                                 -------       -------
                                                  78,959        84,958
Shareholders' equity:
  Common shares authorized: 15,000,000;
    issued: 3,643,630; no par value               11,653        11,653
  Retained earnings                               84,738        77,424
  Foreign currency translation adjustment          3,418         6,060
  Minimum pension liability adjustment              (661)       (3,708)
                                                 -------       -------
                                                  99,148        91,429
  Less treasury stock, at cost                    17,153        17,632
                                                 -------       -------
             Total shareholders' equity           81,995        73,797
                                                 -------       -------
                                                $160,954      $158,755
                                                 -------       -------
                                                 -------       -------

           The notes to consolidated financial statements
        are an integral part of these statements.
                                     (26)

TWIN DISC, INCORPORATED and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended June 30, 1998, 1997 and 1996
   (In thousands, except per share data)

                                       1998         1997         1996
                                       ----         ----         ----
Net sales                            $202,643     $189,942     $176,657
Cost of goods sold                    152,515      146,123      135,780
                                      -------      -------      -------
           Gross profit                50,128       43,819       40,877
Marketing, engineering and
  administrative expenses              34,092       31,219       28,706
                                      -------      -------      -------
           Earnings from operations    16,036       12,600       12,171
Other income (expense):
  Interest income                         550        1,335          121
  Interest expense                     (1,505)      (1,781)      (1,942)
  Equity in earnings of affiliates        651          307           45
  Other, net                              313          219          512
                                      -------      -------      -------
                                            9           80       (1,264)
                                      -------      -------      -------
           Earnings before income
             taxes                     16,045       12,680       10,907

Income taxes                            6,682        4,951        4,348
                                      -------      -------      -------

           Net earnings              $  9,363     $  7,729     $  6,559
                                      -------      -------      -------
                                      -------      -------      -------
Earnings per share data:
  Basic earnings per share           $   3.30     $   2.78     $   2.36
  Diluted earnings per share             3.24         2.75         2.34

Shares outstanding data:
  Average shares outstanding            2,834        2,781        2,777
  Dilutive stock options                   52           27           28
                                      -------      -------      -------
  Diluted shares outstanding            2,886        2,808        2,805
                                      -------      -------      -------
                                      -------      -------      -------

                   The notes to consolidated financial statements
                      are an integral part of these statements.
                                     (27)

TWIN DISC, INCORPORATED and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended June 30, 1998, 1997 and 1996

               (In thousands)               1998          1997          1996
                                            ----          ----          ----
Cash flows from operating
    activities:
  Net earnings                            $ 9,363      $  7,729      $  6,559
  Adjustments to reconcile
      to net cash provided (used)
      by operating activities:
    Depreciation and amortization           5,607         5,489         5,233
    Gain on sale of plant assets             (402)         (127)          (26)
    Equity in earnings of affiliates         (651)         (307)          (45)
    Provision for deferred income taxes     2,873         1,481         1,646
    Dividends received from affiliate         495           300           548
    Changes in operating assets and
      liabilities:
      Trade accounts receivable, net        3,361         1,267        (6,055)
      Inventories                          (5,673)        2,882        (3,926)
      Other assets                         (7,842)         (954)         (987)
      Accounts payable                     (2,695)        3,463        (3,513)
      Accrued liabilities                   2,777          (391)       (3,982)
      Deferred retirement plan               (244)         (345)          415
                                           -------      -------       -------
Net cash provided (used) by
  operating activities                      6,969        20,487        (4,133)
                                           -------      -------       -------
Cash flows from investing activities:
  Proceeds from sale of plant assets          574           501            18
  Acquisitions of plant assets             (7,154)       (4,734)       (4,140)
  Investment in subsidiary                 (1,021)           -             -
  Payment for license agreement            (1,515)           -         (2,402)
                                           -------       -------       -------
Net cash used by investing activities      (9,116)       (4,233)       (6,524)
                                          -------       -------       -------
Cash flows from financing activities:
  Increases (decreases) in notes
    payable, net                              112        (7,182)        5,076
  Proceeds from long-term debt                  -             4        19,914
  Principal payments on long-term debt          -            -        (14,000)
  Acquisition of treasury stock            (1,314)           -             -
  Proceeds from exercise of stock options   1,904           188            35
  Dividends paid                           (2,160)       (1,947)       (1,943)
                                          -------       -------       -------
Net cash provided (used) by
  financing activities                     (1,458)       (8,937)        9,082
                                          -------       -------       -------

Effect of exchange rate changes on cash      (291)         (377)         (123)
                                          -------       -------       -------

Net change in cash and cash equivalents    (3,896)        6,940        (1,698)

Cash and cash equivalents:
  Beginning of year                         8,983         2,043         3,741
                                          -------       -------       -------
  End of year                            $  5,087      $  8,983      $  2,043
                                          -------       -------       -------
                                          -------       -------       -------
Supplemental cash flow information:
  Cash paid during the year for:

     Interest                            $  1,505      $  1,822      $  1,802
     Income taxes                           4,698         3,318         4,946

              The notes to consolidated financial statements
               are an integral part of these statements.
                                     (28)

TWIN DISC, INCORPORATED and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY for the years ended June 30, 1998, 1997 and 1996

               (In thousands)                    1998      1997      1996
                                                 ----      ----      ----
Common stock
  Balance, June 30                            $ 11,653  $ 11,653  $ 11,653
                                               -------   -------   -------
Retained earnings
  Balance, July 1                               77,424    71,658    67,054
  Net earnings                                   9,363     7,729     6,559
  Cash dividends                                (2,160)   (1,947)   (1,943)
  Stock options exercised                          111       (16)      (12)
                                               -------   -------   -------
  Balance, June 30                              84,738    77,424    71,658
                                               -------   -------   -------
Foreign currency translation adjustment
  Balance, July 1                                6,060    10,326    14,081
  Current adjustment                            (2,642)   (4,266)   (3,755)
                                               -------   -------   -------
  Balance, June 30                               3,418     6,060    10,326
                                               -------   -------   -------
Minimum pension liability adjustment, net
  Balance, July 1                               (3,708)     (620)     (284)
  Current adjustment, net of related income
    taxes ($(1,948)in 1998, $1,975 in 1997
    and $215 in 1996)                            3,047    (3,088)     (336)
                                               -------   -------   -------
  Balance, June 30                                (661)   (3,708)     (620)
                                               -------   -------   -------
Treasury stock, at cost
  Balance, July 1                              (17,632)  (17,836)  (17,882)
  Shares acquired                               (1,314)        -         -
  Stock options exercised                        1,793       204        46
                                               -------   -------   -------
  Balance, June 30                             (17,153)  (17,632)  (17,836)
                                               -------   -------   -------
Shareholders' equity balance, June 30         $ 81,995  $ 73,797  $ 75,181
                                               -------   -------   -------
                                               -------   -------   -------

              The notes to consolidated financial statements
                 are an integral part of these statements.
                                 (29)

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.  SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed in the preparation of these financial statements:

Consolidation Principles--The consolidated financial statements include the accounts of Twin Disc, Incorporated and its subsidiaries, all of which are wholly owned. Certain foreign subsidiaries are included based on fiscal years ending May 31, to facilitate prompt reporting of consolidated accounts. All significant inter-company transactions have been eliminated.

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

Receivables--Trade accounts receivable are stated net of an allowance for doubtful accounts of $647,000 and $538,000 at June 30, 1998 and 1997, respec tively.

Fair Value of Financial Instruments--The carrying amount reported in the consolidated balance sheets for cash and cash equivalents, accounts receiv able, accounts payable and short-term debt approximates fair value because of the immediate short-term maturity of these financial instruments. The carrying amount reported for long-term debt approximates fair value because the underlying instrument bears interest at a current market rate.

Derivative Financial Instruments--Derivative financial instruments (primarily forward foreign exchange contracts) may be utilized by the Company to hedge foreign exchange rate risk. The Company has established policies and proce dures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities. The Company does not enter into financial instruments for trading or speculative purposes. For financial reporting purposes, forward foreign exchange contracts used to hedge the currency fluctuations on transactions denominated in foreign currencies are marked-to-market and the resulting gains and losses, together with the offsetting losses and gains on hedged transactions, are recorded in the "Other income (expense)" caption in the statement of operations. At June 30, 1998 and 1997, the Company had outstanding forward foreign exchange contracts to purchase $5,000,000 and $3,000,000, respectively, of Belgian francs with a weighted average maturity of 56 days and 34 days, respectively.

Inventories--Inventories are valued at the lower of cost or market. Cost has been determined by the last-in, first-out (LIFO) method for parent company inventories, and by the first-in, first-out (FIFO) method for other invento ries.

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


Investments in Affiliates--The Company's 25% investments in affiliates are stated at cost, adjusted for equity in undistributed earnings since acquisi tion.

                                     (30)

Revenue Recognition--Revenues are recognized when products are shipped.

Income Taxes--The Company recognizes deferred tax liabilities and assets for the expected future income tax consequences of events that have been recog nized in the Company's financial statements. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

The Company does not provide for taxes which would be payable if undistributed earnings of its foreign subsidiaries or its foreign affiliate were remitted because the Company either considers these earnings to be invested for an indefinite period or anticipates that if such earnings were distributed, the U.S.income taxes payable would be substantially offset by foreign tax credits.

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

Recently Issued Accounting Standards--During the second quarter of 1998, the Company adopted Statement of Financial Accounting Standards (FAS) 128 "Earn ings Per Share", which establishes new standards for reporting earnings per share. The earnings per share computations for prior periods have been restated to conform with the provisions of FAS 128.

During 1997, the Financial Accounting Standards Board (FASB) issued FAS 130
"Comprehensive Income" and FAS 131 "Disclosures about Segments of an Enter prise and Related Information", and during 1998 the FASB issued FAS 132
"Employers' Disclosure about Pensions and Other Postretirement Benefits" and
FAS 133 "Accounting for Derivative Instruments and Hedging Activities". FAS
130, 131, and 132 are effective for the Company's 1999 fiscal year and FAS 133 is effective for the Company's 2000 fiscal year. A brief description of each standard and the potential effect on the Company's financial statements follows:

FAS 130 establishes standards for reporting and display of comprehensive income and its components in the financial statements. FAS 130 requires financial statement disclosures for prior periods to be restated. The Company is in the process of determining its preferred disclosure format.

FAS 131 establishes new standards for the way that public companies report information about operating segments in annual financial statements. FAS 131 also establishes standards for related disclosures about products and services geographic areas, and major customers and requires financial statement disclosure for prior periods to be restated. The Company's reporting under FAS
131 will disclose required information about two operating segments, Manufac turing and Distribution.

FAS 132 establishes standards for disclosing information about pensions and other postretirement benefits in the financial statements and requires disclosure for prior periods to be restated. The Company is evaluating the extent to which its disclosures may be affected by FAS 132.

FAS 133 establishes standards for accounting for derivatives and hedging activities. The Company is evaluating the extent to which its accounting for derivative and hedging activities may be affected by FAS 133.

                                     (31)


B.  INVENTORIES

The major classes of inventories at June 30 were as follows:

                      (In thousands)          1998            1997
                                              ----            ----
Finished parts                              $43,848         $38,713
Work-in-process                               5,524           5,997
Raw materials                                 3,908           3,134
                                             ------          ------
                                            $53,280         $47,844
                                             ------          ------
                                             ------          ------

Inventories stated on a LIFO basis represent approximately 33% and 42% of total inventories at June 30, 1998 and 1997, respectively. The approximate current cost of the LIFO inventories exceeded the LIFO cost by $18,252,000 and $17,526,000 at June 30, 1998 and 1997, respectively.

C.  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at June 30 were as follows:

                      (In thousands)          1998            1997
                                              ----            ----
Land                                        $ 1,295         $ 1,335
Buildings                                    19,065          18,708
Machinery and equipment                      92,309          87,832
                                             ------          ------
                                            112,669         107,875
Less accumulated depreciation                76,941          73,626
                                             ------          ------
                                            $35,728         $34,249
                                             ------          ------
                                             ------          ------

D.  INVESTMENTS IN AFFILIATES

The Company's investments in affiliates consists of 25% interests in Niigata Converter Company, Ltd., Japan (a manufacturer of power transmission equip ment), and Palmer Johnson Distributors, LLC (a domestic distributor of Twin Disc products).

Undistributed earnings of the affiliates included in consolidated retained earnings approximated $3,283,000 and $3,127,000 at June 30, 1998 and 1997, respectively.
                                  (32)

Combined condensed financial data of the above-listed affiliates are summarized as follows:

                          (In thousands)
                                                 1998        1997
                                                 ----        ----
Current assets                                $ 78,214    $ 87,375
Other assets                                    40,171      43,582
                                               -------     -------
                                              $118,385    $130,957
                                               -------     -------
                                               -------     -------

Current liabilities                           $ 83,066    $ 85,479
Other liabilities                                  412       8,479
Shareholders' equity                            34,907      36,999
                                               -------     -------
                                              $118,385    $130,957
                                               -------     -------
                                               -------     -------

                                     1998        1997       1996
                                    -----        ----       ----

Net sales                          $152,558   $166,171    $183,487
Gross profit                         20,897     19,911      23,436
Net earnings                          2,606      1,228         181

E.  ACCRUED LIABILITIES

Accrued liabilities at June 30 were as follows:

                              (In thousands)     1998        1997
                                                 ----        ----
Salaries and wages                            $  6,871    $  5,983
Retirement benefits                              2,930       2,150
Other                                            9,559       8,485
                                               -------     -------
                                              $ 19,360    $ 16,618
                                               -------     -------
                                               -------     -------

F.  DEBT

Short-term notes payable consists of amounts borrowed under unsecured line of credit agreements. Unused lines of credit total $18,370,000 at June 30, 1998. These lines of credit are available predominately at the LIBOR interest rate and may be withdrawn at the option of the banks. The weighted average interest rate of short-term lines outstanding at June 30, 1998 and 1997 was 6.8% and 7.3%, respectively.

Included in long term debt is $20 million of 7.37% ten-year unsecured notes, net of $69,000 unamortized debt issuance costs at June 30, 1998. These notes contain certain covenants, including the maintenance of a current ratio of not less than 1.5. Principal payments of $2,857,000 are due in the years 2000 through 2005, with the remaining balance due on June 1, 2006. Also included in long-term debt is $18,000 of debt related to a foreign subsidiary.

                                     (33)

G.  LEASE COMMITMENTS

Approximate future minimum rental commitments under noncancellable operating leases are as follows (in thousands):

          Fiscal Year
          -----------
             1999               $2,414
             2000                1,736
             2001                1,260
             2002                  925
             2003                  596
             Thereafter            241
                                 -----
                                $7,172
                                 =====

Total rent expense for operating leases approximated $2,571,000, $2,254,000 and $2,109,000 in 1998, 1997 and 1996, respectively.

H.  SHAREHOLDERS' EQUITY

At June 30, 1998 and 1997, treasury stock consisted of 810,646 and 856,456 shares of common stock, respectively. The Company issued 86,850 and 9,900 shares of treasury stock in 1998 and 1997, respectively, to fulfill its obligations under the stock option plans. The difference between the cost of treasury shares issued and the option price is credited to retained earnings. The Company acquired 41,040 shares of treasury stock in 1998.

Cash dividends per share were $.76 in 1998 and $.70 in 1997 and 1996.

In 1998, the Company's Board of Directors established a Shareholder Rights Plan and distributed to shareholders, one preferred stock purchase right for each outstanding share of common stock. Under certain circumstances, a right may be exercised to purchase one one-hundredth of a share of Series A Junior Preferred Stock at an exercise price of $160, subject to certain anti-dilution adjustments. The rights become exercisable ten (10) days after a public announcement that a party or group has either acquired at least 15% (or at least 25% in the case of existing holders who currently own 15% or more of the common stock), or commenced a tender offer for at least 25%, of the Company's common stock. Generally, after the rights become exercisable, if the Company is a party to certain merger or business combination transactions, or trans fers 50% or more of its assets or earnings power, or certain other events occur, each right will entitle its holders, other than the acquiring person, to buy a number of shares of common stock of the Company, or of the other party to the transaction, having a value of twice the exercise price of the right. The rights expire June 30, 2008 and may be redeemed by the Company for $.05 per right at any time until ten (10) days following the stock acquisition date. The Company is authorized to issue 200,000 shares of preferred stock, none of which have been issued. The Company has designated 50,000 shares of the preferred stock for the purpose of the Shareholder Rights Plan.

                                     (34)

I.  BUSINESS SEGMENTS AND FOREIGN OPERATIONS

The Company and its subsidiaries are engaged in one line of business, the manufacture and sale of power transmission equipment. Transfers among geographic areas are made at established intercompany selling prices. Principal products include industrial clutches, hydraulic torque converters, fluid couplings, power-shift transmissions, marine transmissions, universal joints, power take-offs, and reduction gears. The Company sells to both domestic and foreign customers in a variety of market areas, principally construction, industrial, government, marine, energy and natural resources and agricultural.

Two customers each accounted for approximately 11%, 11% and 10% of consoli dated net sales in 1998, 1997 and 1996, respectively.

Information about the Company's operations in different geographic areas is summarized as follows:

                        (In thousands)         1998       1997      1996
                                               ----       ----      ----
Sales to unaffiliated customers:
 United States                              $147,819   $131,844   $120,137
 Foreign:
    Europe                                    35,418     34,332     34,206
    Other                                     19,406     23,766     22,314
                                             -------    -------   --------
      Total                                 $202,643   $189,942   $176,657
                                             -------    -------    -------
                                             -------    -------    -------
Transfers between geographic areas:
 United States                              $ 28,994   $ 28,716   $ 30,230
 Foreign:
    Europe                                    21,778     16,398     23,130
    Other                                        378        415        322
                                             -------    -------   --------
      Total                                 $ 51,150   $ 45,529   $ 53,682
                                             -------    -------    -------
                                             -------    -------    -------
Net sales:
 United States                              $176,813   $160,560   $150,367
 Foreign:
    Europe                                    57,196     50,730     57,336
    Other                                     19,784     24,181     22,636
 Eliminations                                (51,150)   (45,529)   (53,682)
                                             -------    -------    -------
      Total                                 $202,643   $189,942   $176,657
                                             -------    -------    -------
                                             -------    -------    -------

Earnings before income taxes:
 United States                             $  7,944    $  6,009   $  2,821
 Foreign:
    Europe                                    7,000       4,378      6,126
    Other                                     1,101       2,293      1,960
                                            -------     -------    -------
      Total                                $ 16,045    $ 12,680   $ 10,907
                                            -------     -------    -------
                                            -------     -------    -------

Identifiable assets at June 30:
 United States                             $117,024    $115,973   $117,552
 Foreign:
    Europe                                   37,125      33,329     36,356
    Other                                    11,438      12,947     12,794
 Eliminations                                (4,633)     (3,494)    (4,003)
                                            -------     -------    -------
      Total                                $160,954    $158,755   $162,699
                                            -------     -------    -------
                                            -------     -------    -------

                                      (35)

Net earnings of the foreign subsidiaries were $4,428,000, $3,840,000 and $4,758,000 in 1998, 1997 and 1996, respectively. The net assets of the foreign subsidiaries were $31,515,000 and $31,517,000 at June 30, 1998 and 1997, respectively. Undistributed earnings of foreign subsidiaries, on which no provisions for United States income taxes have been made, aggregated approximately $21,335,000 (including $54,000 translation component) at June 30, 1998. Included in earnings are foreign currency transaction gains (losses) of $(343,000), $334,000 and $409,000 in 1998, 1997 and 1996, respec tively.

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

Shares available for future options as of June 30 were as follows:

                                           1998             1997
                                           ----             ----
        Non-qualified stock
         option plan                      10,850           23,950
        Incentive stock option plan       30,550           53,400

Stock option transactions under the plans during 1998 and 1997 were as follows:

                                      Weighted         Weighted       Weighted
                                       Average          Average        Average
                                 1998   Price     1997   Price   1996   Price
                                 ----  --------   ----  -------  ---- --------
Non-qualified stock
 option plan:
  Options outstanding
    at beginning of year        94,150  $21.71   95,350  $21.69  81,450 $21.21
  Granted                       13,100   28.75   15,100   21.88  13,900  24.50
  Cancelled                          -       -  (10,400)  23.32       -      -
  Exercised ($14.00-$29.63
    per share)                 (26,750)  22.81   (5,900)  19.03       -      -
                                ------           ------          ------
  Options outstanding
    at June 30                  80,500  $22.50   94,150  $21.71  95,350 $21.69
                                ------           ------          ------
                                ------           ------          ------
  Options price range
   ($14.00 - $20.00)

    Number of shares                    34,300

    Weighted average price              $19.06

    Weighted average remaining life       5.91 years

                                         (36)

  Options price range
   ($20.01 - $29.63)

    Number of shares                    46,200

    Weighted average price              $25.05

    Weighted average remaining life       6.33 years


                                      Weighted         Weighted       Weighted
                                       Average          Average        Average
                                1998    Price   1997     Price   1996   Price
                                ----  --------  ----    -------  ----  -------
Incentive stock option plan:
  Options outstanding
    at beginning of year      161,550  $21.60  151,450  $21.52 132,050  $20.78
  Granted                      29,900   29.18   24,250   22.05  25,050   24.89
  Canceled                    (7,050)  20.15  (10,150)  22.57  (3,400)  23.60
  Exercised ($14.00-$19.50
    per share)                (60,100)  21.53   (4,000)  18.81  (2,250)  15.29
                              -------          -------          -------
  Options outstanding
    at June 30                124,300  $23.57  161,550  $21.60  151,450 $21.52
                              -------          -------          -------
                              -------          -------          -------
  Options price range
   ($14.00 - $20.00)

    Number of shares                    36,600

    Weighted average price              $18.71

    Weighted average remaining life       5.63 years

  Options price range
   ($20.01 - $29.63)

    Number of shares                    87,700

    Weighted average price              $25.59

    Weighted average remaining life       6.18 years

The Company accounts for its stock option plans under the guidelines of Accounting Principles Board Opinion No. 25. Accordingly, no compensation cost has been recognized in the statement of operations. Had the Company recognized compensation expense determined based on the fair value at the grant date for awards under the plans, consistent with the method prescribed by FAS 123, the net earnings and earnings per share would have been as follows (in thousands, except per share amounts):

                                           1998          1997         1996
                                           ----          ----         ----
         Net earnings
                As reported               $9,363        $7,729       $6,559
                Pro forma                  9,125         7,554        6,365

         Basic earnings per share
                As reported               $ 3.30        $ 2.78       $ 2.36
                Pro forma                   3.22          2.72         2.29

         Diluted earnings per share
                As reported               $ 3.24        $ 2.75       $ 2.34
                Pro forma                   3.16          2.69         2.27

                                         (37)

The above pro forma net earnings and earnings per share were computed using the fair value of options at the date of grant (for options granted after June
1995) as calculated by the Black-Scholes option-pricing method and the following assumptions: 20% volatility, 3% annual dividend yield, interest rates based on expected terms and grant dates, a 5 year term and an exercise price equal to the fair market value on the date of grant except for incentive options granted to greater than 10% shareholders which are calculated using a 3 year term and an exercise price equal to 110% of the fair market value on the date of grant. For those options granted during 1998, 1997 and 1996 with exercise prices equal to the grant date fair market value, the exercise prices and weighted average fair values of the options were $28.75 and $5.81 in 1998, $21.88 and $4.61 in 1997 and $24.50 and $5.23 in 1996, respectively. For those options granted with exercise prices greater than the grant date fair market value, the exercise prices and weighted average fair values of the options were $31.63 and $3.26 in 1998, $24.06 and $2.69 in 1997 and $26.95 and $3.04
in 1996, respectively.

K.  ENGINEERING AND DEVELOPMENT COSTS

Engineering and development costs include research and development expenses for new products, development and major improvements to existing products, and other charges for ongoing efforts to refine existing products. Research and development costs charged to operations totaled $3,104,000, $3,050,000 and $2,457,000 in 1998, 1997 and 1996, respectively. Total engineering and development costs were $8,833,000, $8,288,000 and $6,998,000 in 1998, 1997 and
1996, respectively.


L.  RETIREMENT PLANS

The Company has noncontributory, qualified defined benefit pension plans covering substantially all domestic employees and plans covering certain foreign employees. Domestic plan benefits are based on years of service, and for salaried employees on average compensation for benefits earned prior to January 1, 1997 and on a cash balance plan for benefits earned after January 1, 1997. The Company's funding policy for the plans covering domestic employees is to contribute an actuarially determined amount which falls between the minimum and maximum amount that can be contributed for federal income tax purposes. Domestic plan assets consist principally of listed equity and fixed income securities.

In addition, the Company has unfunded, non-qualified retirement plans for certain management employees and directors. Benefits are based on final average compensation and vest at retirement from the Company.

Net pension expense for the Company's domestic defined benefit plans consists of the following components:

                  (In thousands)                 1998      1997      1996
                                                 ----      ----      ----
Service cost-benefits earned during the year   $ 1,248   $ 1,636   $ 1,529
Interest cost on projected benefit obligation    7,056     7,056     6,823
Actual return on plan assets                   (20,405)   (5,198)   (9,956)
Net amortization and deferral                   14,548      (188)    5,304
                                                ------    ------    ------
Net pension cost                               $ 2,447   $ 3,306   $ 3,700
                                                ------    ------    ------
                                                ------    ------    ------

                                     (38)

The following table sets forth the Company's domestic defined benefit plans' funded status and the amounts recognized in the Company's balance sheets as of June 30:

        (In thousands)                         1998                1997
                                     -------------------------  -----------
                                     Plan Assets   Obligations  Obligations
                                       Exceed      Exceed Plan  Exceed Plan
                                     Obligations     Assets       Assets
                                     -----------   -----------  -----------
Actuarial present value of
  benefit obligations:

   Vested benefit obligation          $ 49,932      $ 37,940      $ 76,030
   Non-vested benefit obligation         3,048         7,592        12,451
                                       -------       -------       -------
   Accumulated benefit
    obligation                          52,980        45,532        88,481
   Effect of projected future
    compensation levels                      -         2,963           552
                                       -------       -------       -------

   Projected benefit obligation         52,980        48,495        89,033

Plan assets at fair value              (55,845)      (42,477)      (76,097)
                                       -------        ------        ------
Plan assets (less than)
  in excess of projected
  benefit obligations                   (2,865)        6,018        12,936

Unrecognized net loss                   (3,094)         (955)       (7,012)

Unrecognized prior service
  cost                                   1,007        (4,846)       (3,427)


Unrecognized transitional net
  asset (liability)                         73          (476)         (535)

Adjustment required to
  recognize additional
  minimum liability                          -          5,165        10,858
                                       -------        -------       -------
(Prepaid) accrued retirement cost
  at June 30                          $ (4,879)      $  4,906      $ 12,820
                                       -------        -------       -------
                                       -------        -------       -------

Assumptions used in accounting for the retirement plans
are as follows:
                                            1998         1997
                                            ----         ----

Discount rate                               7.25%        8.00%
Rate of increase in compensation
  levels                                    4.50%        4.50%
Expected long-term rate of return on
  plan assets                               9.00%        9.00%

Total accrued (prepaid) retirement costs at June 30 are summarized as follows:

   (In thousands)                           1998         1997
                                            ----         ----
Current:
  Domestic defined benefit plans          $   179     $  (493)
  Foreign benefit plans                       315         446
                                           ------       ------
                                              494         (47)
Long-term:
  Domestic defined benefit plans:
    Prepaid costs                          (8,030)           -
    Accrued costs                           7,878       13,313
                                           ------       ------
                                             (152)      13,313
                                           ------       ------
                                          $   342      $13,266
                                           ------       ------
                                           ------       ------

                                     (39)

Effective as of January 1, 1997, the Twin Disc, Incorporated Retirement Plan for Salaried Employees was amended to freeze the benefit formula in effect prior to January 1, 1997 and to change the formula for benefit accruals to a cash balance pension plan. The effect of this change was to decrease the unrecognized prior service cost by $4.2 million.

Retirement plan expense for the Company's foreign plans was $661,000, $667,000 and $837,000 in 1998, 1997 and 1996, respectively.

The Company sponsors defined contribution plans covering substantially all domestic employees. These plans provide for employer contributions based primarily on employee participation. The total expense under the plans was $1,227,000, $1,023,000 and $903,000 in 1998, 1997 and 1996, respectively.

In addition to providing pension benefits, the Company provides health care and life insurance benefits for certain domestic retirees. All employees retiring after December 31, 1992, and electing to continue coverage through the Company's group plan, are required to pay 100% of the premium cost.

The Company recognized $2,379,000, $2,293,000 and $2,680,000 in non-pension post-retirement benefit expense in 1998, 1997 and 1996, respectively, which consists primarily of interest cost.

The following table sets forth the status of the post-retirement benefit programs (other than pensions) and amounts recognized in the Company's consolidated balance sheet at June 30:

           (In thousands)                           1998          1997
                                                    ----          ----
Accumulated post-retirement benefit obligation:
 Retirees                                         $27,813       $25,998
 Fully eligible active plan participants              423           440
 Other active participants                            383           504
                                                   ------        ------
                                                   28,619        26,942


 Unamortized net amount resulting
   from changes in plan experience and
   actuarial assumptions                           (4,397)       (2,665)
                                                   ------        ------
Accrued post-retirement benefit obligation         $24,222       $24,277
                                                   ------        ------
                                                   ------        ------

The current portion of the accumulated post-retirement benefit obligation of $2,643,000 and $2,197,000 is included in accrued liabilities at June 30, 1998 and 1997, respectively.

The assumed weighted average discount rate used in determining the actuarial present value of the accumulated post-retirement benefit obligation was 7.25% and 8.00% at June 30, 1998 and 1997, respectively. The assumed weighted average health care cost trend rate was 7% in fiscal year 1998 and will decrease to 6% in fiscal year 1999 and remain constant thereafter. A 1% increase in the assumed health care trend would increase the accumulated post-retirement benefit obligation by approximately $1.9 million and the interest cost by approximately $133,000.

M.  INCOME TAXES

United States and foreign earnings before income taxes were as follows:

                    (In thousands)      1998      1997      1996
                                        ----      ----      ----
     United States                    $ 7,944   $ 6,009   $ 2,821
     Foreign                            8,101     6,671     8,086
                                       ------    ------    ------
                                      $16,045   $12,680   $10,907
                                       ------    ------    ------
                                       ------    ------    ------

                                      (40)

The provision (credit) for income taxes is comprised of the following:

                    (In thousands)      1998      1997      1996
                                        ----      ----      ----
     Currently payable:
       Federal                        $   154   $   913   $   829
       State                              114       100        78
       Foreign                          3,541     2,457     1,925
                                       ------    ------    ------
                                        3,809     3,470     2,832
                                       ------    ------    ------

     Deferred:
       Federal                          2,582     1,559       388
       State                              183       (51)      (54)
       Foreign                            108       (27)    1,182
                                       ------    ------    ------
                                        2,873     1,481     1,516
                                       ------    ------    ------
                                      $ 6,682   $ 4,951   $ 4,348
                                       ------     -----    ------
                                       ------    ------    ------

The components of the net deferred tax asset as of June 30, were as follows:

                     (In thousands)             1998             1997
                                                ----             ----
Deferred tax assets:
  Retirement plans and employee benefits      $ 8,074          $11,605
  Other                                         3,039            3,078
  Alternative minimum tax credit
      carryforwards                               143            1,143
  Foreign tax credit carryforwards                250               -
                                               ------           ------
                                               11,506           15,826
                                               ------           ------
Deferred tax liabilities:
  Property, plant and equipment                 5,488            5,634
  Other                                         2,790            2,142
                                               ------           ------
                                                8,278            7,776
                                               ------           ------
Total net deferred tax assets                  $3,228          $ 8,050
                                                -----           ------
                                                -----           ------

Following is a reconciliation of the applicable U.S. federal income tax rate to the effective tax rates reflected in the statements of operations:

                                                 1998      1997     1996
                                                 ----      ----     ----
   U.S. federal income tax rate                  34.0%     34.0%    34.0%
   Increases (reductions)
       in tax rate resulting from:
     Foreign tax items                            1.2        .2      4.2
     Accrual for prior years                      4.4       3.7       -
     Other, net                                   2.0       1.1      1.7
                                                 ----      ----     ----
                                                 41.6%     39.0%    39.9%
                                                 ----      ----     ----
                                                 ----      ----     ----

                                          (41)

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

At June 30, 1998, the Company has accrued approximately $1,350,000, which represents management's best estimate available for possible losses related to these contingencies. This amount has been provided over the past several years. Based on the information available, the Company does not expect that any unrecorded liability related to these matters would materially affect the consolidated financial position, results of operations or cash flows.

                                    (42)

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders
Twin Disc, Incorporated
Racine, Wisconsin

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of Twin Disc, Incorporated and Subsidiaries at June 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


                               PricewaterhouseCoopers  LLP

Milwaukee, Wisconsin
July 24, 1998


                                     (43)

FINANCIAL SUMMARY

                         1998      1997      1996       1995     1994
(In thousands of dollars, except where noted)

Statement of Operations
Net sales              $202,643  $189,942  $176,657  $164,232  $141,193
Costs and expenses,
 including marketing,
 engineering and
 administrative         186,607   177,342   164,486   154,347   136,244
Earnings
 from operations         16,036    12,600    12,171     9,885     4,949
Other income
 (expense)                    9        80    (1,264)   (1,301)       18
Earnings
 before income taxes     16,045    12,680    10,907     8,584     4,967
Income taxes              6,682     4,951     4,348     2,912       578
Net earnings              9,363     7,729     6,559     5,672     4,389

Overseas operations
  Sales                  54,824    58,098    56,520    55,625    45,862
  Earnings (loss)         4,428     3,840     4,758     2,480     2,365

Balance Sheet

Assets
Cash and equivalents      5,087     8,983     2,043     3,741     4,166
Receivables, net         28,320    32,428    34,917    29,247    25,682
Inventories              53,280    47,844    51,083    47,157    41,569
Other current assets      6,893     8,707     8,597    10,345     8,993
Total current assets     93,580    97,962    96,640    90,490    80,410
Investments and
 other assets            31,646    26,544    30,344    30,463    26,830
Fixed assets less
 accumulated
 depreciation            35,728    34,249    35,715    37,348    36,676
Total assets            160,954   158,755   162,699   158,301   143,916

Net assets overseas      31,515    31,517    30,671    32,368    29,580

Liabilities and Shareholders' Equity
Current liabilities      29,553    29,621    34,002    36,852    32,710
Long-term debt           19,949    19,944    19,938    14,000    11,500
Deferred liabilities     29,457    35,393    33,578    32,827    34,309
Shareholders' equity     81,995    73,797    75,181    74,622    65,397
Total liabilities and
 shareholders' equity   160,954   158,755   162,699   158,301   143,916

                                  (44-45)

FINANCIAL SUMMARY (CONTINUED)
                         1998       1997      1996       1995     1994

(In thousands of dollars, except where noted)

Comparative Financial Information
Per share statistics
Basic earnings             3.30      2.78      2.36      2.03      1.57
Diluted earnings           3.24      2.75      2.34      2.02      1.56
Dividends                   .76       .70       .70       .70       .70
Shareholders' equity      28.94     26.48     27.07     26.75     23.36

Return on equity          11.4%     10.5%      8.7%      7.6%      6.7%
Return on assets           5.8%      4.9%      4.0%      3.6%      3.0%
Return on sales            4.6%      4.1%      3.7%      3.5%      3.1%

Average shares
 outstanding          2,833,663 2,781,174 2,776,805 2,790,111 2,799,390
Diluted shares
 outstanding          2,886,209 2,808,226 2,805,123 2,812,703 2,809,390
Number of shareholder
 accounts                   774       845       913       996     1,058
Number of employees       1,078     1,081     1,080     1,097     1,099

Additions to plant
 and equipment            7,154     4,734     4,140     4,290     4,216
Depreciation              5,205     5,141     5,071     4,792     4,670
Net working capital      64,027    68,341    62,638    53,638    47,700

                                     (44-45)

DIRECTORS

MICHAEL E. BATTEN
  Chaiman, Chief Executive Officer
MICHAEL H. JOYCE
  President, Chief Operating Officer
JAMES O. PARRISH
  Vice President-Finance & Treasurer
PAUL J. POWERS
  Chairman, President-Chief Executive Officer, Commercial Intertech Corp., (Manufacturer of Hydraulic Components, Fluid Purification Products, Pre-Engineered Buildings and Stamped Metal Products), Youngstown, Ohio
RICHARD T. SAVAGE
  Retired President-Chief Executive Officer, Modine Manufacturing Company, Manufacturer of Heat Exchange Equipment), Racine, Wisconsin
DAVID L. SWIFT
  Retired Chairman, President-Chief Executive Officer, Acme-Cleveland Corporation, (Manufacturer of Diversified Industrial Products), Pepper Pike, Ohio
STUART W. TISDALE
  Retired Chairman-Chief Executive Officer, WICOR, Inc. (Parent Company of Wisconsin Gas Company, Sta-Rite Industries, Shurflo Pump Manufacturing and Hypro Corporation), Milwaukee, Wisconsin
GEORGE E. WARDEBERG
  Chairman, Chief Executive Officer, WICOR, Inc. (Parent Company of Wisconsin Gas Company, Sta-Rite Industries, Shurflo Pump Manufacturing and Hypro
Corporation), Milwaukee, Wisconsin
DAVID R. ZIMMER
  Executive Vice President-Operations, United Dominion Industries, (Manufacturer of Diversified Engineered Products), Charlotte, North Carolina
                                    (46)

OFFICERS

MICHAEL E. BATTEN
  Chairman, Chief Executive Officer
MICHAEL H. JOYCE
  President, Chief Operating Officer
JAMES O. PARRISH
  Vice President-Finance & Treasurer
PHILIPPE PECRIAUX
  Vice President-Europe
JAMES MCINDOE
  Vice President-International Marketing
LANCE J. MELIK
  Vice President-Corporate Development
FRED H. TIMM
  Corporate Controller & Secretary
PAUL A. PELLIGRINO
  Vice President-Engineering
JOHN W. SPANO
  Vice President-Sales and Marketing
ARTHUR A. ZINTEK
  Vice President-Human Resources
                                   (47)

CORPORATE DATA

ANNUAL MEETING
  Roma Lodge, Racine, WI, 2:00 PM, October 16, 1998
SHARES TRADED
  New York Stock Exchange: Symbol TDI
ANNUAL REPORT ON SECURITIES AND EXCHANGE COMMISSION FORM 10-K
  SINGLE COPIES OF THE COMPANY'S 1998 ANNUAL REPORT ON SECURITIES AND
EXCHANGE
COMMISSION FORM 10-K WILL BE PROVIDED WITHOUT CHARGE TO
SHAREHOLDERS AFTER
SEPTEMBER 30, 1998, UPON WRITTEN REQUEST DIRECTED TO THE SECRETARY,
TWIN DISC,
INCORPORATED, 1328 RACINE STREET, RACINE, WISCONSIN 53403.
TRANSFER AGENT & REGISTRAR
  Firstar Trust Company, Milwaukee, Wisconsin
INDEPENDENT ACCOUNTANTS
 PricewaterhouseCoopers LLP, Milwaukee, Wisconsin
GENERAL COUNSEL
  von Briesen, Purtell, & Roper,s.c., Milwaukee, Wisconsin
CORPORATE OFFICES
  Twin Disc, Incorporated, Racine, Wisconsin 53403, Telephone: (414) 638-4000 WHOLLY OWNED SUBSIDIARIES
  Twin Disc International S.A., Nivelles, Belgium
  Twin Disc Spain, S.A., Madrid, Spain
  Twin Disc Italia S.R.L., Viareggio, Italy
  Twin Disc (Pacific) Pty. Ltd., Brisbane, Queensland, Australia
  Twin Disc (Far East) Ltd., Singapore
  Twin Disc (South Africa) Pty. Ltd., Johannesburg, South Africa
  Mill-Log Equipment Co., Inc., Coburg, Oregon
  Southern Diesel Systems Inc., Miami, Florida
  TD Electronics, Inc., Loves Park, Illinois
PARTIALLY OWNED AFFILIATES
  Niigata Converter Company, Ltd., Kamo, Omiya and Tokyo, Japan
  Palmer Johnson Distributors, LLC, Sturgeon Bay, Wisconsin
MANUFACTURING FACILITIES
  Racine, Wisconsin; Nivelles, Belgium; Kamo and Omiya Japan
SALES OFFICES
DOMESTIC
  Racine, Wisconsin; Coburg, Oregon; Seattle, Washington; Miami, Florida; Jacksonville, Florida
OVERSEAS
  Nivelles, Belgium; Brisbane and Perth Australia; Singapore; Johannesburg, South Africa; Madrid, Spain; Viareggio, Italy
AFFILIATES
  Tokyo, Japan; Sturgeon Bay, Wisconsin
MANUFACTURING LICENSES
  Niigata Converter Company, Ltd., Tokyo, Japan; Transfluid S.R.L., Milan, Italy; Nakamura Jico Co. Ltd., Tokyo, Japan; Hindustan Motors, Ltd., Madras, India
                                    (48)